東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

29th August, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A. [redacted]

BY AIRMAIL

SEC FILE NO. 82-3735

06016983

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g(3)-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 28th August, 2006.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Zoe Chung
Company Secretary

Encl.

dw 9/19

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

* *For identification purposes only*
G:\Esther\2006 Interim Report\ohl-ussec_29-08-2006.doc

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006

FINANCIAL HIGHLIGHTS

	30 June 2006	30 June 2005	Percentage change
	HK$'000	*HK$'000*	%
Turnover	**176,314**	78,534	**+124.5**
Profit attributable to equity holders	**47,361**	18,544	**+155.4**
Earnings per share *(HK cents)*	**6.13**	2.40	**+155.4**

UNAUDITED INTERIM RESULTS

The board of directors ("**Directors**") of ONFEM Holdings Limited (the "**Company**") herewith announces the unaudited interim results of the Company and its subsidiaries (the "**Group**") for the six months ended 30 June 2006 together with the comparative figures of the corresponding period in 2005. The interim condensed consolidated financial information has not been audited, but has been reviewed by the auditors of the Company, PricewaterhouseCoopers, in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants (the "**HKICPA**").

Condensed Consolidated Income Statement

For the six months ended 30 June 2006

	Note	(Unaudited) Six months ended 30 June 2006 HK$'000	2005 HK$'000
Turnover	5	**176,314**	78,534
Cost of sales		**(142,302)**	(54,651)
Gross profit		34,012	23,883
Other income	6	**1,440**	7,592
Selling and distribution costs		**(5,911)**	(5,539)
Administrative expenses		**(22,360)**	(21,267)
Other operating expenses		**(1,199)**	(1,013)
Revaluation gain on investment properties		**42,000**	14,701
Operating profit		**47,982**	18,357
Finance costs		**(454)**	(254)
Profit before tax	7	**47,528**	18,103
Income tax	8	**(167)**	441
Profit for the period		**47,361**	18,544
Attributable to:			
Equity holders of the Company		**47,361**	18,544
Earnings per share for profit attributable to equity holders of the Company during the period *(expressed in HK cents)*			
– basic and diluted	9	**6.13**	2.40

Condensed Consolidated Balance Sheet
As at 30 June 2006

	Note	(Unaudited) 30 June 2006 HK$'000	31 December 2005 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**15,307**	15,346
Investment properties		**281,899**	239,899
Goodwill		**19,586**	19,383
Available-for-sale financial assets		**55,440**	29,340
Deferred tax assets		**932**	932
Retention receivables		**8,863**	4,539
Other assets		**333**	349
		382,360	309,788
Current assets			
Inventories		**383,374**	214,796
Trade and other receivables	11	**159,919**	161,982
Gross amounts due from customers for contract work		**492**	744
Financial assets at fair value through profit or loss		**–**	2,778
Pledged deposits		**47,473**	5,000
Cash and bank deposits		**95,003**	143,347
		686,261	528,647
Total assets		**1,068,621**	838,435
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital		**77,218**	77,218
Reserves		**598,708**	522,816
Total equity		**675,926**	600,034
LIABILITIES			
Non-current liabilities			
Deferred tax liabilities		**105**	105
Other liabilities		**6,185**	7,220
		6,290	7,325
Current liabilities			
Trade and other payables	12	**173,165**	157,600
Current tax payable		**11,775**	10,382
Short-term borrowings		**201,465**	63,094
		386,405	231,076
Total liabilities		**392,695**	238,401
Total equity and liabilities		**1,068,621**	838,435
Net current assets		**299,856**	297,571
Total assets less current liabilities		**682,216**	607,359

Notes to the Condensed Consolidated Financial Information

1. **Organisation and operations**

The Group is principally engaged in real estate development and project management, specialised construction, property leasing, manufacturing and trading, and securities investment and trading businesses. The Group's businesses participate in two principal economic environments. Hong Kong and Macau, and the People's Republic of China (other than Hong Kong and Macau) are the major markets for all the Group's businesses, with a small portion of its income derived from other countries.

The Company is a limited liability company incorporated in Bermuda and an investment holding company. The Company has its primary listing on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**").

This condensed consolidated financial information is presented in thousands of Hong Kong dollars (HK$'000), unless otherwise stated. This condensed consolidated financial information was approved for issue by the board of Directors on 28 August 2006.

2. **Basis of preparation and accounting policies**

This condensed consolidated financial information has been prepared in accordance with Hong Kong Accounting Standard ("**HKAS**") 34 "Interim Financial Reporting" issued by the HKICPA and should be read in conjunction with the financial statements for the year ended 31 December 2005.

The accounting policies and methods of computation used in the preparation of this condensed consolidated financial information are consistent with those set out in the financial statements for the year ended 31 December 2005.

In 2006, the Group adopted the following amendments to standards and new interpretation which are relevant to its operations.

HKAS 19 (Amendment)	Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 21 (Amendment)	The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation
HKAS 39 (Amendment)	Financial Instruments: Recognition and Measurement – Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	Financial Instruments: Recognition and Measurement – The Fair Value Option
HKAS 39 & HKFRS 4 (Amendments)	Financial Instruments: Recognition and Measurement and Insurance Contracts – Financial Guarantee Contracts
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease

The adoption of the amendments to HKASs 19, 21, 39 and HKFRS 4, and the new HK(IFRIC)-Int 4 did not result in substantial changes to the Group's accounting policies.

3. **Financial risk factors and management**

The Group is exposed to foreign exchange, credit, liquidity and interest rate risks arising in its ordinary course of business. These risks are managed by the Group's financial management policies and practices as disclosed in the financial statements for the year ended 31 December 2005 to minimise potential adverse effects on the Group's financial performance.

4. **Critical accounting estimates and judgements**

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Except for the change in the estimated value of the investment properties, in preparing this condensed consolidated financial information, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation were the same as those applied to the financial statements for the year ended 31 December 2005.

5. **Segment information**

Primary reporting format – business segments

The Group categorises its businesses into the following segments:

Real estate development and project management:	Development of residential and commercial properties, as well as provision of construction project management services.
Specialised construction:	Design, installation and selling of curtain walls and aluminium windows, doors and fire-proof materials.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Manufacturing and trading:	Manufacturing and trading of lubricant oil and chemical products.
Securities investment and trading:	Trading and investment of securities.

	(Unaudited) Six months ended 30 June											
	Real estate development and project management		Specialised construction		Property leasing		Manufacturing and trading		Securities investment and trading		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue	5,856	6,540	128,692	39,883	6,834	5,761	29,144	25,957	5,788	393	176,314	78,534
Segment results	4,312	5,267	1,742	4,475	47,733 (a)	19,550	2,221	422	2,907	1,321	58,915	31,035
Unallocated corporate expenses, net											(10,933)	(12,678)
Operating profit											47,982	18,357
Finance costs											(454)	(254)
Income tax											(167)	441
Profit for the period											47,361	18,544

(a) Included a revaluation gain on investment properties of approximately HK$42,000,000 (30 June 2005: HK$14,701,000).

6. **Other income**

	(Unaudited) Six months ended 30 June	
	2006	2005
	HK$'000	*HK$'000*
Gain on disposal of property, plant and equipment	–	6,093
Unrealised gain on financial assets at fair value through profit or loss	–	335
Interest income	794	822
Others	646	342
	1,440	7,592

7. **Profit before tax**

Profit before tax is stated after charging/(crediting) the following:

	(Unaudited) Six months ended 30 June	
	2006	2005
	HK$'000	*HK$'000*
Interest on borrowings	4,175	779
Less: borrowing costs capitalised into properties under development	(3,721)	(525)
	454	254
Depreciation	1,240	1,459
Less: depreciation capitalised into properties under development	(73)	(111)
	1,167	1,348
Amortisation of land lease premium	1,050	904
Less: amortisation capitalised into properties under development	(1,050)	(904)
	–	–
Employee benefit expense, including Directors' emoluments	17,106	13,755
Provision/(write-back of provision) for inventory obsolescence	106	(101)
Cost of inventories sold	15,808	16,001
Provision/(write-back of provision) for impairment of receivables	4,691	(1,444)
Net foreign exchange (gain)/loss	(516)	203
Other operating expenses arising from investment properties that generate rental income	1,132	1,003
Other operating expenses arising from investment properties that did not generate rental income	9	10

8. **Income tax**

No provision for Hong Kong profits tax has been made as the Group had no estimated assessable profit for the period (30 June 2005: Nil).

Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

	(Unaudited) Six months ended 30 June	
	2006	2005
	HK$'000	*HK$'000*
Current tax		
– Hong Kong profits tax	–	–
– Overseas taxation	167	(393)
Deferred tax income	–	(48)
Income tax charges/(credit)	167	(441)

9. **Earnings per share**

Basic earnings per share is calculated by dividing the consolidated profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	(Unaudited) Six months ended 30 June 2006	2005
Profit attributable to equity holders of the Company *(HK$'000)*	**47,361**	18,544
Weighted average number of ordinary shares in issue *('000)*	**772,182**	772,182
Basic earnings per share *(HK cents)*	**6.13**	2.40

There were no dilutive potential shares in existence during the period.

10. **Dividends**

The Directors have resolved not to declare an interim dividend for the six months ended 30 June 2006 (30 June 2005: Nil).

11. **Trade and other receivables**

Included in trade and other receivables are trade and contract receivables of which the aging analysis is as follows:

	(Unaudited) 30 June 2006 *HK$'000*	31 December 2005 *HK$'000*
0 – 30 days	**52,870**	40,924
31 – 60 days	**13,957**	16,710
61 – 90 days	**9,490**	6,898
Over 90 days	**38,922**	34,027
	115,239	98,559
Less: provision for impairment of receivables	**(20,567)**	(15,389)
	94,672	83,170

For trade receivables, the normal credit period granted by the Group to the customers is from 30 days to 60 days from the date of invoice. The credit period for contract receivables varies in accordance with the terms of contracts.

12. **Trade and other payables**

Included in trade and other payables are trade, bills and contract payables of which the aging analysis is as follows:

	(Unaudited) 30 June 2006 *HK$'000*	31 December 2005 *HK$'000*
0 – 30 days	**40,456**	25,617
31 – 60 days	**12,468**	10,161
61 – 90 days	**5,587**	3,821
Over 90 days	**60,689**	60,195
	119,200	99,794

13. **Capital commitments**

	(Unaudited) 30 June 2006 *HK$'000*	31 December 2005 *HK$'000*
Contracted but not provided for in respect of properties under development	**120,154**	275,890

MANAGEMENT DISCUSSION AND ANALYSIS

The consolidated turnover of the Group for the six months ended 30 June 2006 surged 124.5% year-on-year to HK$176,314,000 (30 June 2005: HK$78,534,000).

During the period under review, the Group's net profit was HK$47,361,000 (30 June 2005: HK$18,544,000). During the six-month periods ended 30 June 2006 and 2005, the Group recorded revaluation gains on investment properties of HK$42,000,000 and HK$14,701,000 respectively. Excluding these gains, the Group's net profit for the period would have increased by 39.5% to HK$5,361,000 (30 June 2005: HK$3,843,000).

The Directors have resolved not to declare an interim dividend for the six months ended 30 June 2006 (30 June 2005: Nil).

The table below sets out the Group's total turnover by business segments.

Total turnover by business segments

	Six months ended 30 June 2006 *HK$'000*	%	2005 *HK$'000*	%	Year-on-year change %
Real Estate Development and Project Management	**5,856**	**3.3**	6,540	8.3	**–10.5**
Specialised Construction	**128,692**	**73.0**	39,883	50.8	**+222.7**
Property Leasing	**6,834**	**3.9**	5,761	7.3	**+18.6**
Manufacturing and Trading	**29,144**	**16.5**	25,957	33.1	**+12.3**
Securities Investment and Trading	**5,788**	**3.3**	393	0.5	**+1,372.8**
Total turnover	**176,314**	**100.0**	78,534	100.0	**+124.5**

Real Estate Development and Project Management Business

During the six months ended 30 June 2006, the Group's real estate development and project management business recorded a turnover of HK$5,856,000 (30 June 2005: HK$6,540,000) and a segment profit of HK$4,312,000 (30 June 2005: HK$5,267,000), respectively.

In the first half of 2006, the Haitian Garden Project was in the construction phase and the Nanjing Project was in the design and planning stage. As a result, turnover of this business segment during the period was entirely derived from our project management services provided to the construction project of Guangzhou Tian He Jin Hai Building in Guangzhou, China ("**Jin Hai Building**").

Haitian Garden Project

After years of continuous effort in overcoming various difficulties and problems of the Haitian Garden Project, such as modification of the project's architectural design and re-appointment of the main contractor, we finally obtained the planning permit and the construction permit for the superstructure in the first half of 2006. Accordingly, the construction of Haitian Garden's superstructure has commenced. According to the terms of the main contract and current construction progress of the project, we expect to fulfil the conditions of applying for a presale permit by the end of 2006 and, once such permit is obtained, presale could be launched at the beginning of 2007.

Based on our analysis of market conditions and the regulatory environment, and the advice of our professional consultants, we are positioning Haitian Garden as a top-end residential project in Zhuhai, China, as we believe maximum value can be realised from the project using this development strategy. Haitian Garden is a seafront property development with total gross floor area of approximately 85,000 square metres and all units are over 90 square metres in size. We have appointed a reputable firm of property agent to assist us in the marketing and sale activities for the project.

We will continue to proactively monitor construction work progress, exercise stringent quality and cost control and refine, if necessary, the marketing and sales strategies of the project so as to cope with prevailing macro-economic and local market conditions as well as the regulatory environment in Zhuhai and China with an effort to ensure that the sale of the project can generate the expected results within our time schedule. We believe Haitian Garden will be our major turnover and cash flow contributor in the coming year.

Nanjing Project

Our Nanjing Project involves a piece of land located at the Science Park on Xue Si Lu East and Xue Qi Lu North of the Jiang Ning district in Nanjing, China (the "**Land**"). The Land occupies approximately 310,000 square metres and upon completion of its development, the estimated gross floor area will be approximately 238,000 square metres.

As at 30 June 2006, the remaining condition precedent in relation to the formation of the joint venture company (the joint venture company would be owned as to 71% by the Group and 29% by the partner of the joint venture company (the "**JV Partner**")) to undertake the property development on the Land has not yet been fulfilled. We are in the process of finalising certain terms regarding the pledging of some properties from the JV Partner. It is expected that the formation of such joint venture company will be completed soon.

In parallel with the finalisation of joint venture arrangements, we have been working closely with the JV Partner to carry out preparatory works for the property development on the Land which include the requisition of the relevant land use right certificates and formulating project plan. In May 2006, we paid up the final installment of the land premium for the Land.

The Nanjing Project is in its early stage and has progressed as scheduled. We expect this project to become the major contributor of the financial results of this business segment subsequent to the sale of Haitian Garden.

Project Management Services

The on-site construction works of Jin Hai Building had been completed on schedule during the period under review and the specified inspection tests were in progress. In this connection, our service contract with respect to the provision of construction project management services to Jin Hai Building is approaching an end. The basic service fees and incentive fees (the "**Total Fees**") in relation to this service contract were higher weighted towards the early stages of the contract period and consequently, the fee income recognised by the Group for the six months ended 30 June 2006 was comparatively lower than the corresponding preceding period.

We had already reported a substantial amount of the Total Fees and expect to recognise the balance by the end of 2006. As we are approaching the end of this service contract, we intend to gradually free up, as appropriate, resources currently engaged in this project to support other areas of our real estate development and project management business including the sourcing of new business opportunities and the implementation of our other projects.

Specialised Construction Business

Our specialised construction business operates through Shanghai Jin Qiao Condo Decoration Engineering Company Limited ("**SJQ**") which is engaged in the design and installation of curtain walls in China, and Enful Holdings Limited and its subsidiaries (collectively, "**Enful**"), which is engaged in the manufacture and installation of timber doors and plaster projects in China and Hong Kong. This business segment, as a whole, achieved greatly improved results in the first half of this year.

Segment turnover was up 222.7% on a year-on-year basis to reach HK$128,692,000 (30 June 2005: HK$39,883,000) and segment profit was HK$1,742,000 (30 June 2005: HK$1,695,000 loss – before the one-off gain on disposal of property, plant and equipment of HK$6,170,000 as a result of the compensation received from the local government in China for factory relocation).

During the period under review, SJQ recorded a turnover of HK$124,193,000 as compared with HK$38,567,000 in the corresponding period last year, a year-on-year increase of 222.0%. With a relatively strong market position in Shanghai, SJQ is able to accumulate a sizeable contract backlog which supports its continued growth. Based on current contracts on hand and expected new contract awards, SJQ expects its financial performance to show steady and continuous improvement in 2006.

The interruption to Enful's business caused by shareholding and management restructuring and the relocation of the timber door manufacturing factory in China had come to an end in the first half of 2005. Enful has since devoted its efforts to developing new business and enhancing internal management. Enful's turnover surged 241.9% year-on-year to HK$4,499,000 (30 June 2005: HK$1,316,000) during the period under review, of which 95.3% and 4.7% were generated from Hong Kong and China respectively. Despite such improvement, business volume was not large enough to cover fixed operating costs. We are committed to reviving Enful's business and, as one of the measures to speed up its business turnaround, we took steps to strengthen Enful's management structure by adding several new management members in the first half of 2006. We will closely monitor Enful's progress and implement further appropriate measures as needed.

Property Leasing Business

Our property leasing business, primarily in relation to the office space in ONFEM Tower (the "Tower"), Central, Hong Kong, returned a satisfactory growth in rental income during the period under review. The average occupancy rate of the Tower for the first half of the year maintained at a high level of 97% (corresponding period last year: 90%).

In the first half of 2006, turnover of this segment was HK$6,834,000 as compared with HK$5,761,000 in the corresponding period last year representing a year-on-year increase of 18.6%. Segment profit before revaluation gain increased 18.2% year-on-year to HK$5,733,000 (30 June 2005: HK$4,849,000). The satisfactory results were mainly due to a higher average occupancy rate and the increase in average rental rate regarding the leasing of the Tower.

Given the current upturn in Hong Kong's economy, we expect that there will be continuing buoyant demand for office space in Central. Furthermore, we plan to implement appropriate maintenance and renovation works for the Tower in the second half of the year so as to enhance the Tower's quality and rental value and bring in a steady inflow of profit and cash flow to the Group.

Manufacturing and Trading Business

Our manufacturing and trading business operates through Jaeger Oil & Chemical Holdings Limited and its subsidiaries (collectively, "**Jaeger**"), which is engaged in the manufacture and distribution of industrial lubricants in China and Hong Kong. In the first half of 2006, Jaeger recorded a turnover of HK$29,144,000 (30 June 2005: HK$25,957,000) representing an increase of 12.3% on a year-on-year basis. 80.9% of the turnover was derived from China while the remaining 19.1% was generated from Hong Kong and the Southeast Asian region. For the period under review, Jaeger recorded a moderate segment profit of HK$2,221,000 (30 June 2005: HK$422,000).

The improvement in profit margin was due to the increase in selling prices, the improvement in product mix to include more profitable products through technical advancement and innovation, the increase in production efficiency by introducing new production technology from the United Kingdom, and the implementation of more stringent cost control.

During the period under review, Jaeger increased its average product selling prices by approximately 20% in order to compensate for the increase in raw material costs caused mainly by higher oil prices. Although the increase in prices reduced demand for Jaeger's products from existing customers, Jaeger successfully received orders from new customers and developed new markets such as the south-western part of China in the first half of the year.

Jaeger is continuously seeking to further improve production efficiency as well as to expand sales in enhancing economy of scale.

Securities Investment and Trading Business

During the first half of 2006, turnover of this business segment was HK$5,788,000 (30 June 2005: HK$393,000) and segment profit was HK$2,907,000 (30 June 2005: HK$1,321,000), which were mainly derived from the disposal of financial assets.

Business Strategy

In the first half of 2006, the Group, in line with its business strategy, had expanded its real estate development portfolio in China, and consolidated its other businesses to help stabilise its financial performance before the real estate development projects begin to contribute to turnover and cash flow. In particular, the Group had:

- secured a new real estate development project in Nanjing, China;
- recruited several new members for the management team of Enful so as to speed up its business turnaround;

- actively sought business opportunities in China with good potential by leveraging on the advantage of our being an overseas listed subsidiary of China Minmetals Corporation, a major state-owned conglomerate in China; and
- continued to exercise stringent control on operating expenses.

Going forward, the Group will continue to implement persistently its strategy to consolidate the non-real estate development and related business and explore business opportunities that are commercially and financially viable in both the real estate development area and other appropriate industries with the aim of improving the future performance of the Group.

Outlook

In view of the regulatory measures on the property market recently imposed by the Chinese central government, it is anticipated that there would be a reduction in the supply of large size residential units in China over the next few years. Nevertheless, the development plan of the Haitian Garden Project, which offers large size residential units of over 90 square metres, is not subject to such measures as it was approved prior to the imposition of the relevant regulations. Accordingly, the expected decrease in supply of large size residential units in the Zhuhai area should have a positive impact on the marketing activities of the Haitian Garden Project. In this connection, and in spite of the possibility that the State Council may impose further macro-economic austerity measures as expected by many economic commentators to further cool down the property market, we remain cautiously optimistic on the prospect of the Haitian Garden Project to generating relatively sizeable turnover and cash flow for the Group in the near term.

China's National 11th Five Year Plan, which was adopted in 2006, aims at maintaining high GDP growth of around 7.5% per year and the doubling of 2000 nominal per capita GDP by the year 2010. Given the continuing strength of the economy and property market in China, we consider that the possible further appreciation of the Renminbi ("**RMB**") and the imposition of macro-economic cooling measures would help bring opportunities for the Group to secure attractive real estate development projects in China with long term prospects. Against this backdrop, we remain confident of our future as a real estate developer focused on the China market. Moving ahead, we will continue to expand our portfolio of real estate development projects in a prudent and selective manner in an effort to achieve steady improvement in the future performance of this core business of the Group.

Whilst the Group is striving for progress in its existing businesses, the management is also actively seeking other business opportunities in China, such as projects related to environmental and city planning, by leveraging on the advantages of being an overseas listed subsidiary of China Minmetals Corporation, a major state-owned conglomerate in China.

Liquidity and Financial Resources

During the period under review, the Group derived its funds mainly from cashflows generated from business operations as well as borrowings from banks and a fellow subsidiary. As at 30 June 2006, cash and bank deposits (excluding pledged deposits) of the Group amounted to HK$95,003,000 (31 December 2005: HK$143,347,000), of which 77.8%, 19.4% and 2.8% (31 December 2005: 50.9%, 18.1% and 31.0%) were denominated in RMB, Hong Kong dollars and United States ("US") dollars respectively.

To finance the Group's real estate development projects, the consolidated borrowings, comprising borrowings from banks and a fellow subsidiary, increased to HK$201,465,000 as at 30 June 2006 (31 December 2005: HK$63,094,000). Gearing ratio (total borrowings over total equity) of the Group rose from 10.5% at 31 December 2005 to 29.8%.

As at 30 June 2006, borrowings denominated in RMB amounted to RMB129,000,000 (31 December 2005: RMB64,500,000), while the remaining balances of HK$76,180,000 (31 December 2005: HK$1,103,000) were bank borrowings denominated in Hong Kong dollars. All of the Group's borrowings were payable within one year and on a floating interest rate basis. Finance costs for the six months ended 30 June 2006 amounted to HK$454,000 (30 June 2005: HK$254,000). The unutilised banking facilities of the Group amounted to HK$98,871,000 as at 30 June 2006 (31 December 2005: HK$176,011,000).

Capital commitments of the Group as at 30 June 2006 amounted to HK$120,154,000 (31 December 2005: HK$275,890,000). These commitments related to properties under development and are to be financed by internal funds and borrowings.

Exposure to Fluctuation in Exchange Rates

Most of the transactions of the Group were denominated in Hong Kong dollars, RMB and US dollars, and accordingly, the Group has RMB exposure in large while the currency risk exposure to US dollars was considered to be minimal. Given that the expected appreciation of RMB would have positive impact on the Group's assets in China and income generated from China, the Group had not implemented hedging or other alternative measures during the six months ended 30 June 2006. During the period under review, the Group had no significant exposure under foreign exchange contracts, interest or currency swaps or other financial derivatives.

Charges on Group Assets

As at 30 June 2006, the Group pledged certain investment properties, and leasehold land and buildings with carrying amounts of HK$278,299,000 (31 December 2005: HK$236,299,000) and HK$8,641,000 (31 December 2005: HK$8,753,000) respectively and fixed bank deposits of HK$47,473,000 (31 December 2005: HK$5,000,000) as securities for the Group's general banking facilities.

Contingent Liabilities

As at 30 June 2006, the Company had executed corporate guarantees to various banks in respect of banking facilities extended to various subsidiaries amounting to HK$194,983,000 (31 December 2005: HK$194,400,000). As at 30 June 2006, the facilities utilised amounted to HK$96,112,000 (31 December 2005: HK$18,528,000).

Employees

As at 30 June 2006, the Group employed 464 staff, including the Directors (30 June 2005: 385 staff). The total remunerations and benefits of the Directors and staff of the Group during the six months ended 30 June 2006 were HK$17,106,000 (30 June 2005: HK$13,755,000). The Group adopts a remuneration policy in line with market practice.

INFORMATION RELATING TO SHARE OPTION SCHEME

On 29 May 2003, the Company adopted a share option scheme (the "**Scheme**") which is in compliance with Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**").

Details of the Scheme and the outstanding share options will be set out in the 2006 Interim Report of the Company.

CORPORATE GOVERNANCE

Audit Committee

The audit committee of the Company comprises three Independent Non-executive Directors namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria. The audit committee has reviewed the unaudited condensed consolidated financial information of the Group for the six months ended 30 June 2006, which has also been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the HKICPA.

Code on Corporate Governance Practices

In the opinion of the Directors, throughout the six months ended 30 June 2006, the Company had complied with all the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules except for the deviation from code provision A.4.2 as a result of the compliance with the legislation of the place of incorporation of the Company.

Code provision A.4.2 stipulates that all directors appointed to fill a casual vacancy should be subject to election by shareholders of the company at the first general meeting after their appointment. Every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

Pursuant to the private company act 1991 under which the Company was incorporated in Bermuda, the Chairman and the Managing Director of the Company are exempt from the rotational retirement requirements at annual general meetings. In this connection, every Director, including those appointed for a specific term, should be subject to retirement by rotation at the annual general meeting at least once every three years

pursuant to the provisions of the Bye-laws of the Company with the exception of the Chairman and the Managing Director. For those Directors who were appointed either by the board of Directors or shareholders of the Company to fill a casual vacancy or as an additional Director during the year, they shall hold office until the next following annual general meeting of the Company and shall then be eligible for re-election.

Accordingly, all Directors, except for the Chairman and the Managing Director of the Company, have been subject to retirement by rotation in accordance with the Bye-laws of the Company at the annual general meeting for 2006.

Code for Securities Transactions by Directors

The Company has established a set of guidelines as its own "Rules and Procedures for Directors and Relevant Employees of the Company in respect of Dealings in Securities of the Company" (the "**Rules for Securities Transactions**") on no less exacting terms than the required standard of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules. A designated committee (the "**Designated Committee**") comprising two members has been established for receiving notification from and issuing dated written acknowledgement to the Directors and the relevant employees of the Company.

Under the Rules for Securities Transactions, the Directors and the relevant employees of the Company are required to notify any one member of the Designated Committee and receive a dated written acknowledgement before dealing in the securities of the Company, and in the case of a member of the Designated Committee, he or she must notify another member of the Designated Committee and receives a dated written acknowledgement before any such dealing.

The Company has made specific enquiries with all Directors and has received a written confirmation from each Director confirming that he/she has complied with the Rules for Securities Transactions throughout the six months ended 30 June 2006.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2006.

BOARD OF DIRECTORS

As at the date of this announcement, the board of Directors comprises eight Directors, namely Mr. Zhou Zhongshu as the Chairman and Non-executive Director; Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli as Executive Directors; and Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria as Independent Non-executive Directors.

By order of the board
Wang Xingdong
Managing Director

Hong Kong, 28 August 2006
website: http://www.onfem.com

China Daily 29 August 2006, Tuesday Announcement 10 & Business News 11

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006

FINANCIAL HIGHLIGHTS

	30 June 2006	30 June 2005	**Percentage change**
	HK$'000	*HK$'000*	**%**
Turnover	**176,314**	78,534	**+124.5**
Profit attributable to equity holders	**47,361**	18,544	**+155.4**
Earnings per share *(HK cents)*	**6.13**	2.40	**+155.4**

UNAUDITED INTERIM RESULTS

The board of directors ("**Directors**") of ONFEM Holdings Limited (the "**Company**") herewith announces the unaudited interim results of the Company and its subsidiaries (the "**Group**") for the six months ended 30 June 2006 together with the comparative figures of the corresponding period in 2005. The interim condensed consolidated financial information has not been audited, but has been reviewed by the auditors of the Company, PricewaterhouseCoopers, in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants (the "**HKICPA**").

Condensed Consolidated Income Statement

For the six months ended 30 June 2006

		(Unaudited) Six months ended 30 June	
	Note	**2006** ***HK$'000***	2005 *HK$'000*
Turnover	5	**176,314**	78,534
Cost of sales		**(142,302)**	(54,651)
Gross profit		**34,012**	23,883
Other income	6	**1,440**	7,592
Selling and distribution costs		**(5,911)**	(5,539)
Administrative expenses		**(22,360)**	(21,267)
Other operating expenses		**(1,199)**	(1,013)
Revaluation gain on investment properties		**42,000**	14,701
Operating profit		**47,982**	18,357
Finance costs		**(454)**	(254)
Profit before tax	7	**47,528**	18,103
Income tax	8	**(167)**	441
Profit for the period		**47,361**	18,544
Attributable to:			
Equity holders of the Company		**47,361**	18,544
Earnings per share for profit attributable to equity holders of the Company during the period *(expressed in HK cents)*			
– basic and diluted	9	**6.13**	2.40

Condensed Consolidated Balance Sheet

As at 30 June 2006

	Note	(Unaudited) 30 June 2006 HK$'000	31 December 2005 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**15,307**	15,346
Investment properties		**281,899**	239,899
Goodwill		**19,586**	19,383
Available-for-sale financial assets		**55,440**	29,340
Deferred tax assets		**932**	932
Retention receivables		**8,863**	4,539
Other assets		**333**	349
		382,360	309,788
Current assets			
Inventories		**383,374**	214,796
Trade and other receivables	*11*	**159,919**	161,982
Gross amounts due from customers for contract work		**492**	744
Financial assets at fair value through profit or loss		**–**	2,778
Pledged deposits		**47,473**	5,000
Cash and bank deposits		**95,003**	143,347
		686,261	528,647
Total assets		**1,068,621**	838,435
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital		**77,218**	77,218
Reserves		**598,708**	522,816
Total equity		**675,926**	600,034
LIABILITIES			
Non-current liabilities			
Deferred tax liabilities		**105**	105
Other liabilities		**6,185**	7,220
		6,290	7,325
Current liabilities			
Trade and other payables	*12*	**173,165**	157,600
Current tax payable		**11,775**	10,382
Short-term borrowings		**201,465**	63,094
		386,405	231,076
Total liabilities		**392,695**	238,401
Total equity and liabilities		**1,068,621**	838,435
Net current assets		**299,856**	297,571
Total assets less current liabilities		**682,216**	607,359

Notes to the Condensed Consolidated Financial Information

1. **Organisation and operations**

   The Group is principally engaged in real estate development and project management, specialised construction, property leasing, manufacturing and trading, and securities investment and trading businesses. The Group's businesses participate in two principal economic environments. Hong Kong and Macau, and the People's Republic of China (other than Hong Kong and Macau) are the major markets for all the Group's businesses, with a small portion of its income derived from other countries.

   The Company is a limited liability company incorporated in Bermuda and an investment holding company. The Company has its primary listing on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**").

   This condensed consolidated financial information is presented in thousands of Hong Kong dollars (HK$'000), unless otherwise stated. This condensed consolidated financial information was approved for issue by the board of Directors on 28 August 2006.

2. **Basis of preparation and accounting policies**

   This condensed consolidated financial information has been prepared in accordance with Hong Kong Accounting Standard ("**HKAS**") 34 "Interim Financial Reporting" issued by the HKICPA and should be read in conjunction with the financial statements for the year ended 31 December 2005.

   The accounting policies and methods of computation used in the preparation of this condensed consolidated financial information are consistent with those set out in the financial statements for the year ended 31 December 2005.

   In 2006, the Group adopted the following amendments to standards and new interpretation which are relevant to its operations.

HKAS 19 (Amendment)	Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 21 (Amendment)	The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation
HKAS 39 (Amendment)	Financial Instruments: Recognition and Measurement – Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	Financial Instruments: Recognition and Measurement – The Fair Value Option
HKAS 39 & HKFRS 4 (Amendments)	Financial Instruments: Recognition and Measurement and Insurance Contracts – Financial Guarantee Contracts
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease

   The adoption of the amendments to HKASs 19, 21, 39 and HKFRS 4, and the new HK(IFRIC)-Int 4 did not result in substantial changes to the Group's accounting policies.

3. **Financial risk factors and management**

   The Group is exposed to foreign exchange, credit, liquidity and interest rate risks arising in its ordinary course of business. These risks are managed by the Group's financial management policies and practices as disclosed in the financial statements for the year ended 31 December 2005 to minimise potential adverse effects on the Group's financial performance.

4. **Critical accounting estimates and judgements**

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Except for the change in the estimated value of the investment properties, in preparing this condensed consolidated financial information, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation were the same as those applied to the financial statements for the year ended 31 December 2005.

5. **Segment information**

Primary reporting format – business segments

The Group categorises its businesses into the following segments:

Real estate development and project management:	Development of residential and commercial properties, as well as provision of construction project management services.
Specialised construction:	Design, installation and selling of curtain walls and aluminium windows, doors and fire-proof materials.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Manufacturing and trading:	Manufacturing and trading of lubricant oil and chemical products.
Securities investment and trading:	Trading and investment of securities.

(Unaudited)
Six months ended 30 June

	Real estate development and project management		Specialised construction		Property leasing		Manufacturing and trading		Securities investment and trading		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue	5,856	6,540	128,692	39,883	6,834	5,761	29,144	25,957	5,788	393	176,314	78,534
Segment results	4,312	5,267	1,742	4,475	47,733 (a)	19,550	2,221	422	2,907	1,321	58,915	31,035
Unallocated corporate expenses, net											(10,933)	(12,678)
Operating profit											47,982	18,357
Finance costs											(454)	(254)
Income tax											(167)	441
Profit for the period											47,361	18,544

(a) Included a revaluation gain on investment properties of approximately HK$42,000,000 (30 June 2005: HK$14,701,000).

6. **Other income**

	(Unaudited) Six months ended 30 June 2006 *HK$'000*	2005 *HK$'000*
Gain on disposal of property, plant and equipment	–	6,093
Unrealised gain on financial assets at fair value through profit or loss	–	335
Interest income	794	822
Others	646	342
	1,440	7,592

7. **Profit before tax**

Profit before tax is stated after charging/(crediting) the following:

	(Unaudited) Six months ended 30 June 2006 *HK$'000*	2005 *HK$'000*
Interest on borrowings	4,175	779
Less: borrowing costs capitalised into properties under development	(3,721)	(525)
	454	254
Depreciation	1,240	1,459
Less: depreciation capitalised into properties under development	(73)	(111)
	1,167	1,348
Amortisation of land lease premium	1,050	904
Less: amortisation capitalised into properties under development	(1,050)	(904)
	–	–
Employee benefit expense, including Directors' emoluments	17,106	13,755
Provision/(write-back of provision) for inventory obsolescence	106	(101)
Cost of inventories sold	15,808	16,001
Provision/(write-back of provision) for impairment of receivables	4,691	(1,444)
Net foreign exchange (gain)/loss	(516)	203
Other operating expenses arising from investment properties that generate rental income	1,132	1,003
Other operating expenses arising from investment properties that did not generate rental income	9	10

8. **Income tax**

No provision for Hong Kong profits tax has been made as the Group had no estimated assessable profit for the period (30 June 2005: Nil).

Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

	(Unaudited) Six months ended 30 June 2006 *HK$'000*	2005 *HK$'000*
Current tax		
– Hong Kong profits tax	–	–
– Overseas taxation	167	(393)
Deferred tax income	–	(48)
Income tax charges/(credit)	167	(441)

9. **Earnings per share**

Basic earnings per share is calculated by dividing the consolidated profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	(Unaudited) Six months ended 30 June 2006	2005
Profit attributable to equity holders of the Company *(HK$'000)*	**47,361**	18,544
Weighted average number of ordinary shares in issue *('000)*	**772,182**	772,182
Basic earnings per share *(HK cents)*	**6.13**	2.40

There were no dilutive potential shares in existence during the period.

10. **Dividends**

The Directors have resolved not to declare an interim dividend for the six months ended 30 June 2006 (30 June 2005: Nil).

11. **Trade and other receivables**

Included in trade and other receivables are trade and contract receivables of which the aging analysis is as follows:

	(Unaudited) 30 June 2006 *HK$'000*	31 December 2005 *HK$'000*
0 – 30 days	**52,870**	40,924
31 – 60 days	**13,957**	16,710
61 – 90 days	**9,490**	6,898
Over 90 days	**38,922**	34,027
	115,239	98,559
Less: provision for impairment of receivables	**(20,567)**	(15,389)
	94,672	83,170

For trade receivables, the normal credit period granted by the Group to the customers is from 30 days to 60 days from the date of invoice. The credit period for contract receivables varies in accordance with the terms of contracts.

12. **Trade and other payables**

Included in trade and other payables are trade, bills and contract payables of which the aging analysis is as follows:

	(Unaudited) 30 June 2006 *HK$'000*	31 December 2005 *HK$'000*
0 – 30 days	**40,456**	25,617
31 – 60 days	**12,468**	10,161
61 – 90 days	**5,587**	3,821
Over 90 days	**60,689**	60,195
	119,200	99,794

13. **Capital commitments**

	(Unaudited) 30 June 2006 *HK$'000*	31 December 2005 *HK$'000*
Contracted but not provided for in respect of properties under development	**120,154**	275,890

MANAGEMENT DISCUSSION AND ANALYSIS

The consolidated turnover of the Group for the six months ended 30 June 2006 surged 124.5% year-on-year to HK$176,314,000 (30 June 2005: HK$78,534,000).

During the period under review, the Group's net profit was HK$47,361,000 (30 June 2005: HK$18,544,000). During the six-month periods ended 30 June 2006 and 2005, the Group recorded revaluation gains on investment properties of HK$42,000,000 and HK$14,701,000 respectively. Excluding these gains, the Group's net profit for the period would have increased by 39.5% to HK$5,361,000 (30 June 2005: HK$3,843,000).

The Directors have resolved not to declare an interim dividend for the six months ended 30 June 2006 (30 June 2005: Nil).

The table below sets out the Group's total turnover by business segments.

Total turnover by business segments

	Six months ended 30 June				Year-on-year
	2006		2005		**change**
	HK$'000	**%**	*HK$'000*	%	**%**
Real Estate Development and Project Management	**5,856**	**3.3**	6,540	8.3	**–10.5**
Specialised Construction	**128,692**	**73.0**	39,883	50.8	**+222.7**
Property Leasing	**6,834**	**3.9**	5,761	7.3	**+18.6**
Manufacturing and Trading	**29,144**	**16.5**	25,957	33.1	**+12.3**
Securities Investment and Trading	**5,788**	**3.3**	393	0.5	**+1,372.8**
Total turnover	**176,314**	**100.0**	78,534	100.0	**+124.5**

Real Estate Development and Project Management Business

During the six months ended 30 June 2006, the Group's real estate development and project management business recorded a turnover of HK$5,856,000 (30 June 2005: HK$6,540,000) and a segment profit of HK$4,312,000 (30 June 2005: HK$5,267,000), respectively.

In the first half of 2006, the Haitian Garden Project was in the construction phase and the Nanjing Project was in the design and planning stage. As a result, turnover of this business segment during the period was entirely derived from our project management services provided to the construction project of Guangzhou Tian He Jin Hai Building in Guangzhou, China ("**Jin Hai Building**").

Haitian Garden Project

After years of continuous effort in overcoming various difficulties and problems of the Haitian Garden Project, such as modification of the project's architectural design and re-appointment of the main contractor, we finally obtained the planning permit and the construction permit for the superstructure in the first half of 2006. Accordingly, the construction of Haitian Garden's superstructure has commenced. According to the terms of the main contract and current construction progress of the project, we expect to fulfil the conditions of applying for a presale permit by the end of 2006 and, once such permit is obtained, presale could be launched at the beginning of 2007.

Based on our analysis of market conditions and the regulatory environment, and the advice of our professional consultants, we are positioning Haitian Garden as a top-end residential project in Zhuhai, China, as we believe maximum value can be realised from the project using this development strategy. Haitian Garden is a seafront property development with total gross floor area of approximately 85,000 square metres and all units are over 90 square metres in size. We have appointed a reputable firm of property agent to assist us in the marketing and sale activities for the project.

We will continue to proactively monitor construction work progress, exercise stringent quality and cost control and refine, if necessary, the marketing and sales strategies of the project so as to cope with prevailing macro-economic and local market conditions as well as the regulatory environment in Zhuhai and China with an effort to ensure that the sale of the project can generate the expected results within our time schedule. We believe Haitian Garden will be our major turnover and cash flow contributor in the coming year.

Nanjing Project

Our Nanjing Project involves a piece of land located at the Science Park on Xue Si Lu East and Xue Qi Lu North of the Jiang Ning district in Nanjing, China (the "**Land**"). The Land occupies approximately 310,000 square metres and upon completion of its development, the estimated gross floor area will be approximately 238,000 square metres.

As at 30 June 2006, the remaining condition precedent in relation to the formation of the joint venture company (the joint venture company would be owned as to 71% by the Group and 29% by the partner of the joint venture company (the "**JV Partner**")) to undertake the property development on the Land has not yet been fulfilled. We are in the process of finalising certain terms regarding the pledging of some properties from the JV Partner. It is expected that the formation of such joint venture company will be completed soon.

In parallel with the finalisation of joint venture arrangements, we have been working closely with the JV Partner to carry out preparatory works for the property development on the Land which include the requisition of the relevant land use right certificates and formulating project plan. In May 2006, we paid up the final installment of the land premium for the Land.

The Nanjing Project is in its early stage and has progressed as scheduled. We expect this project to become the major contributor of the financial results of this business segment subsequent to the sale of Haitian Garden.

Project Management Services

The on-site construction works of Jin Hai Building had been completed on schedule during the period under review and the specified inspection tests were in progress. In this connection, our service contract with respect to the provision of construction project management services to Jin Hai Building is approaching an end. The basic service fees and incentive fees (the "**Total Fees**") in relation to this service contract were higher weighted towards the early stages of the contract period and consequently, the fee income recognised by the Group for the six months ended 30 June 2006 was comparatively lower than the corresponding preceding period.

We had already reported a substantial amount of the Total Fees and expect to recognise the balance by the end of 2006. As we are approaching the end of this service contract, we intend to gradually free up, as appropriate, resources currently engaged in this project to support other areas of our real estate development and project management business including the sourcing of new business opportunities and the implementation of our other projects.

Specialised Construction Business

Our specialised construction business operates through Shanghai Jin Qiao Condo Decoration Engineering Company Limited ("**SJQ**") which is engaged in the design and installation of curtain walls in China, and Enful Holdings Limited and its subsidiaries (collectively, "**Enful**"), which is engaged in the manufacture and installation of timber doors and plaster projects in China and Hong Kong. This business segment, as a whole, achieved greatly improved results in the first half of this year.

Segment turnover was up 222.7% on a year-on-year basis to reach HK$128,692,000 (30 June 2005: HK$39,883,000) and segment profit was HK$1,742,000 (30 June 2005: HK$1,695,000 loss – before the one-off gain on disposal of property, plant and equipment of HK$6,170,000 as a result of the compensation received from the local government in China for factory relocation).

During the period under review, SJQ recorded a turnover of HK$124,193,000 as compared with HK$38,567,000 in the corresponding period last year, a year-on-year increase of 222.0%. With a relatively strong market position in Shanghai, SJQ is able to accumulate a sizeable contract backlog which supports its continued growth. Based on current contracts on hand and expected new contract awards, SJQ expects its financial performance to show steady and continuous improvement in 2006.

The interruption to Enful's business caused by shareholding and management restructuring and the relocation of the timber door manufacturing factory in China had come to an end in the first half of 2005. Enful has since devoted its efforts to developing new business and enhancing internal management. Enful's turnover surged 241.9% year-on-year to HK$4,499,000 (30 June 2005: HK$1,316,000) during the period under review, of which 95.3% and 4.7% were generated from Hong Kong and China respectively. Despite such improvement, business volume was not large enough to cover fixed operating costs. We are committed to reviving Enful's business and, as one of the measures to speed up its business turnaround, we took steps to strengthen Enful's management structure by adding several new management members in the first half of 2006. We will closely monitor Enful's progress and implement further appropriate measures as needed.

Property Leasing Business

Our property leasing business, primarily in relation to the office space in ONFEM Tower (the "**Tower**"), Central, Hong Kong, returned a satisfactory growth in rental income during the period under review. The average occupancy rate of the Tower for the first half of the year maintained at a high level of 97% (corresponding period last year: 90%).

In the first half of 2006, turnover of this segment was HK$6,834,000 as compared with HK$5,761,000 in the corresponding period last year representing a year-on-year increase of 18.6%. Segment profit before revaluation gain increased 18.2% year-on-year to HK$5,733,000 (30 June 2005: HK$4,849,000). The satisfactory results were mainly due to a higher average occupancy rate and the increase in average rental rate regarding the leasing of the Tower.

Given the current upturn in Hong Kong's economy, we expect that there will be continuing buoyant demand for office space in Central. Furthermore, we plan to implement appropriate maintenance and renovation works for the Tower in the second half of the year so as to enhance the Tower's quality and rental value and bring in a steady inflow of profit and cash flow to the Group.

Manufacturing and Trading Business

Our manufacturing and trading business operates through Jaeger Oil & Chemical Holdings Limited and its subsidiaries (collectively, "**Jaeger**"), which is engaged in the manufacture and distribution of industrial lubricants in China and Hong Kong. In the first half of 2006, Jaeger recorded a turnover of HK$29,144,000 (30 June 2005: HK$25,957,000) representing an increase of 12.3% on a year-on-year basis. 80.9% of the turnover was derived from China while the remaining 19.1% was generated from Hong Kong and the Southeast Asian region. For the period under review, Jaeger recorded a moderate segment profit of HK$2,221,000 (30 June 2005: HK$422,000).

The improvement in profit margin was due to the increase in selling prices, the improvement in product mix to include more profitable products through technical advancement and innovation, the increase in production efficiency by introducing new production technology from the United Kingdom, and the implementation of more stringent cost control.

During the period under review, Jaeger increased its average product selling prices by approximately 20% in order to compensate for the increase in raw material costs caused mainly by higher oil prices. Although the increase in prices reduced demand for Jaeger's products from existing customers, Jaeger successfully received orders from new customers and developed new markets such as the south-western part of China in the first half of the year.

Jaeger is continuously seeking to further improve production efficiency as well as to expand sales in enhancing economy of scale.

Securities Investment and Trading Business

During the first half of 2006, turnover of this business segment was HK$5,788,000 (30 June 2005: HK$393,000) and segment profit was HK$2,907,000 (30 June 2005: HK$1,321,000), which were mainly derived from the disposal of financial assets.

Business Strategy

In the first half of 2006, the Group, in line with its business strategy, had expanded its real estate development portfolio in China, and consolidated its other businesses to help stabilise its financial performance before the real estate development projects begin to contribute to turnover and cash flow. In particular, the Group had:

- secured a new real estate development project in Nanjing, China;
- recruited several new members for the management team of Enful so as to speed up its business turnaround;

- actively sought business opportunities in China with good potential by leveraging on the advantage of our being an overseas listed subsidiary of China Minmetals Corporation, a major state-owned conglomerate in China; and
- continued to exercise stringent control on operating expenses.

Going forward, the Group will continue to implement persistently its strategy to consolidate the non-real estate development and related business and explore business opportunities that are commercially and financially viable in both the real estate development area and other appropriate industries with the aim of improving the future performance of the Group.

Outlook

In view of the regulatory measures on the property market recently imposed by the Chinese central government, it is anticipated that there would be a reduction in the supply of large size residential units in China over the next few years. Nevertheless, the development plan of the Haitian Garden Project, which offers large size residential units of over 90 square metres, is not subject to such measures as it was approved prior to the imposition of the relevant regulations. Accordingly, the expected decrease in supply of large size residential units in the Zhuhai area should have a positive impact on the marketing activities of the Haitian Garden Project. In this connection, and in spite of the possibility that the State Council may impose further macro-economic austerity measures as expected by many economic commentators to further cool down the property market, we remain cautiously optimistic on the prospect of the Haitian Garden Project to generating relatively sizeable turnover and cash flow for the Group in the near term.

China's National 11th Five Year Plan, which was adopted in 2006, aims at maintaining high GDP growth of around 7.5% per year and the doubling of 2000 nominal per capita GDP by the year 2010. Given the continuing strength of the economy and property market in China, we consider that the possible further appreciation of the Renminbi ("**RMB**") and the imposition of macro-economic cooling measures would help bring opportunities for the Group to secure attractive real estate development projects in China with long term prospects. Against this backdrop, we remain confident of our future as a real estate developer focused on the China market. Moving ahead, we will continue to expand our portfolio of real estate development projects in a prudent and selective manner in an effort to achieve steady improvement in the future performance of this core business of the Group.

Whilst the Group is striving for progress in its existing businesses, the management is also actively seeking other business opportunities in China, such as projects related to environmental and city planning, by leveraging on the advantages of being an overseas listed subsidiary of China Minmetals Corporation, a major state-owned conglomerate in China.

Liquidity and Financial Resources

During the period under review, the Group derived its funds mainly from cashflows generated from business operations as well as borrowings from banks and a fellow subsidiary. As at 30 June 2006, cash and bank deposits (excluding pledged deposits) of the Group amounted to HK$95,003,000 (31 December 2005: HK$143,347,000), of which 77.8%, 19.4% and 2.8% (31 December 2005: 50.9%, 18.1% and 31.0%) were denominated in RMB, Hong Kong dollars and United States ("**US**") dollars respectively.

To finance the Group's real estate development projects, the consolidated borrowings, comprising borrowings from banks and a fellow subsidiary, increased to HK$201,465,000 as at 30 June 2006 (31 December 2005: HK$63,094,000). Gearing ratio (total borrowings over total equity) of the Group rose from 10.5% at 31 December 2005 to 29.8%.

As at 30 June 2006, borrowings denominated in RMB amounted to RMB129,000,000 (31 December 2005: RMB64,500,000), while the remaining balances of HK$76,180,000 (31 December 2005: HK$1,103,000) were bank borrowings denominated in Hong Kong dollars. All of the Group's borrowings were payable within one year and on a floating interest rate basis. Finance costs for the six months ended 30 June 2006 amounted to HK$454,000 (30 June 2005: HK$254,000). The unutilised banking facilities of the Group amounted to HK$98,871,000 as at 30 June 2006 (31 December 2005: HK$176,011,000).

Capital commitments of the Group as at 30 June 2006 amounted to HK$120,154,000 (31 December 2005: HK$275,890,000). These commitments related to properties under development and are to be financed by internal funds and borrowings.

Exposure to Fluctuation in Exchange Rates

Most of the transactions of the Group were denominated in Hong Kong dollars, RMB and US dollars, and accordingly, the Group has RMB exposure in large while the currency risk exposure to US dollars was considered to be minimal. Given that the expected appreciation of RMB would have positive impact on the Group's assets in China and income generated from China, the Group had not implemented hedging or other alternative measures during the six months ended 30 June 2006. During the period under review, the Group had no significant exposure under foreign exchange contracts, interest or currency swaps or other financial derivatives.

Charges on Group Assets

As at 30 June 2006, the Group pledged certain investment properties, and leasehold land and buildings with carrying amounts of HK$278,299,000 (31 December 2005: HK$236,299,000) and HK$8,641,000 (31 December 2005: HK$8,753,000) respectively and fixed bank deposits of HK$47,473,000 (31 December 2005: HK$5,000,000) as securities for the Group's general banking facilities.

Contingent Liabilities

As at 30 June 2006, the Company had executed corporate guarantees to various banks in respect of banking facilities extended to various subsidiaries amounting to HK$194,983,000 (31 December 2005: HK$194,400,000). As at 30 June 2006, the facilities utilised amounted to HK$96,112,000 (31 December 2005: HK$18,528,000).

Employees

As at 30 June 2006, the Group employed 464 staff, including the Directors (30 June 2005: 385 staff). The total remunerations and benefits of the Directors and staff of the Group during the six months ended 30 June 2006 were HK$17,106,000 (30 June 2005: HK$13,755,000). The Group adopts a remuneration policy in line with market practice.

INFORMATION RELATING TO SHARE OPTION SCHEME

On 29 May 2003, the Company adopted a share option scheme (the "**Scheme**") which is in compliance with Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**").

Details of the Scheme and the outstanding share options will be set out in the 2006 Interim Report of the Company.

CORPORATE GOVERNANCE

Audit Committee

The audit committee of the Company comprises three Independent Non-executive Directors namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria. The audit committee has reviewed the unaudited condensed consolidated financial information of the Group for the six months ended 30 June 2006, which has also been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the HKICPA.

Code on Corporate Governance Practices

In the opinion of the Directors, throughout the six months ended 30 June 2006, the Company had complied with all the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules except for the deviation from code provision A.4.2 as a result of the compliance with the legislation of the place of incorporation of the Company.

Code provision A.4.2 stipulates that all directors appointed to fill a casual vacancy should be subject to election by shareholders of the company at the first general meeting after their appointment. Every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

Pursuant to the private company act 1991 under which the Company was incorporated in Bermuda, the Chairman and the Managing Director of the Company are exempt from the rotational retirement requirements at annual general meetings. In this connection, every Director, including those appointed for a specific term, should be subject to retirement by rotation at the annual general meeting at least once every three years

pursuant to the provisions of the Bye-laws of the Company with the exception of the Chairman and the Managing Director. For those Directors who were appointed either by the board of Directors or shareholders of the Company to fill a casual vacancy or as an additional Director during the year, they shall hold office until the next following annual general meeting of the Company and shall then be eligible for re-election.

Accordingly, all Directors, except for the Chairman and the Managing Director of the Company, have been subject to retirement by rotation in accordance with the Bye-laws of the Company at the annual general meeting for 2006.

Code for Securities Transactions by Directors

The Company has established a set of guidelines as its own "Rules and Procedures for Directors and Relevant Employees of the Company in respect of Dealings in Securities of the Company" (the "**Rules for Securities Transactions**") on no less exacting terms than the required standard of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules. A designated committee (the "**Designated Committee**") comprising two members has been established for receiving notification from and issuing dated written acknowledgement to the Directors and the relevant employees of the Company.

Under the Rules for Securities Transactions, the Directors and the relevant employees of the Company are required to notify any one member of the Designated Committee and receive a dated written acknowledgement before dealing in the securities of the Company, and in the case of a member of the Designated Committee, he or she must notify another member of the Designated Committee and receives a dated written acknowledgement before any such dealing.

The Company has made specific enquiries with all Directors and has received a written confirmation from each Director confirming that he/she has complied with the Rules for Securities Transactions throughout the six months ended 30 June 2006.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2006.

BOARD OF DIRECTORS

As at the date of this announcement, the board of Directors comprises eight Directors, namely Mr. Zhou Zhongshu as the Chairman and Non-executive Director; Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli as Executive Directors; and Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria as Independent Non-executive Directors.

By order of the board
Wang Xingdong
Managing Director

Hong Kong, 28 August 2006
website: http://www.onfem.com

香港商報　2006年8月29日　星期二　A7 & A8

ONFEM HOLDINGS LIMITED

東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號:230)

截至二零零六年六月三十日止六個月 中期業績公佈

財務摘要	二零零六年六月三十日 *千港元*	二零零五年六月三十日 *千港元*	變動百份比 %
營業額	**176,314**	78,534	**+124.5**
股權持有人應佔溢利	**47,361**	18,544	**+155.4**
每股盈利*(港仙)*	**6.13**	2.40	**+155.4**

未經審核中期業績

東方有色集團有限公司(「**本公司**」)董事(「**董事**」)會現公佈本公司及其附屬公司(「**本集團**」)截至二零零六年六月三十日止六個月之未經審核中期業績,連同二零零五年同期之比較數字。中期簡明綜合財務資料並未經審核,但已由本公司之核數師羅兵咸永道會計師事務所根據香港會計師公會(「**會計師公會**」)頒布之核數準則第700號「審閱中期財務報告之委聘」予以審閱。

簡明綜合收益表

截至二零零六年六月三十日止六個月

	附註	(未經審核) 截至六月三十日止六個月 二零零六年 *千港元*	二零零五年 *千港元*
營業額	5	**176,314**	78,534
銷售成本		**(142,302)**	(54,651)
毛利		**34,012**	23,883
其他收入	6	**1,440**	7,592
銷售及分銷費用		**(5,911)**	(5,539)
行政開支		**(22,360)**	(21,267)
其他經營開支		**(1,199)**	(1,013)
投資物業重估收益		**42,000**	14,701
經營溢利		**47,982**	18,357
財務成本		**(454)**	(254)
除税前溢利	7	**47,528**	18,103
所得税	8	**(167)**	441
本期間溢利		**47,361**	18,544
歸屬於:			
本公司股權持有人		**47,361**	18,544
期間本公司股權持有人應佔之每股盈利*(以港仙為單位)*			
— 基本及攤薄	9	**6.13**	2.40

* *僅供識別*

簡明綜合資產負債表
於二零零六年六月三十日

	附註	(未經審核) 二零零六年 六月三十日 千港元	二零零五年 十二月三十一日 千港元
資產			
非流動資產			
物業、廠房及設備		**15,307**	15,346
投資物業		**281,899**	239,899
商譽		**19,586**	19,383
可供出售財務資產		**55,440**	29,340
遞延稅項資產		**932**	932
應收保固金		**8,863**	4,539
其他資產		**333**	349
		382,360	309,788
流動資產			
存貨		**383,374**	214,796
貿易及其他應收款項	*11*	**159,919**	161,982
應收客戶之合約工程總額		**492**	744
按公平值透過損益列賬之財務資產		**–**	2,778
已抵押存款		**47,473**	5,000
現金及銀行存款		**95,003**	143,347
		686,261	528,647
資產總額		**1,068,621**	838,435
權益			
本公司股權持有人應佔之資本及儲備			
股本		**77,218**	77,218
儲備		**598,708**	522,816
權益總額		**675,926**	600,034
負債			
非流動負債			
遞延稅項負債		**105**	105
其他負債		**6,185**	7,220
		6,290	7,325
流動負債			
貿易及其他應付款項	*12*	**173,165**	157,600
當期應付稅項		**11,775**	10,382
短期借款		**201,465**	63,094
		386,405	231,076
負債總額		**392,695**	238,401
權益及負債總額		**1,068,621**	838,435
流動資產淨值		**299,856**	297,571
資產總額減流動負債		**682,216**	607,359

簡明綜合財務資料附註

1. **組織及業務**

本集團主要從事房地產發展及項目管理、專業建築、物業租賃、製造及貿易，以及證券投資及買賣業務。本集團之業務主要在兩個經濟區域經營。香港及澳門，以及中華人民共和國(除香港及澳門外)為本集團全部業務之主要市場，另有小部份收入來自其他國家。

本公司為一間在百慕達註冊成立之有限公司，並為一間投資控股公司。本公司在香港聯合交易所有限公司(「**聯交所**」)上市。

本簡明綜合財務資料以港幣千元列值(除非另有說明)。本簡明綜合財務資料已經由本公司之董事會於二零零六年八月二十八日批准刊發。

2. **編製基準及會計政策**

本簡明綜合財務資料乃根據會計師公會頒布之香港會計準則(「**會計準則**」)第34號「中期財務報告」編製，並應與截至二零零五年十二月三十一日止年度之財務報表一併閱讀。

編製本簡明綜合財務資料所採用之會計政策及計算方法與截至二零零五年十二月三十一日止年度之財務報表所列示者一致。

於二零零六年，本集團採納以下與其業務有關之會計準則修訂及新詮釋。

會計準則第19號(修定)	僱員福利－精算盈虧、集體計劃及披露
會計準則第21號(修定)	匯率變更之影響－於外國業務之投資淨額
會計準則第39號(修定)	金融工具：確認及計量－預計集團內公司間交易的現金流量對沖的會計處理
會計準則第39號(修定)	金融工具：確認及計量－選擇以公平值列賬
會計準則第39號及香港財務報告準則第4號(修定)	金融工具：確認及計量及保險合約－財務擔保合約
香港(國際財務報告準則詮釋委員會)詮釋第4號	釐定一項安排是否包含租賃

採納經修訂會計準則第19、21、39及香港財務報告準則第4號，以及新香港(國際財務報告準則詮釋委員會)詮釋第4號並未導致本集團之會計政策出現重大變動。

3. **財務風險因素及管理**

本集團在其日常業務過程中承受著外匯、信貸、流動資金及利率風險。本集團透過於截至二零零五年十二月三十一日止年度之財務報表所披露之財務管理政策及常規管理上述風險，尋求儘量減低其對本集團財務表現的潛在不利影響。

4. 關鍵會計估算及判斷

編製財務報表時需要管理層作出影響應用會計政策及所呈報之資產及負債、收入及開支之判斷、估算及假設。實際結果可能與該等估算有差別。

除投資物業估計價值之變動，於編製本簡明綜合財務資料時，管理層於應用本集團之會計政策時作出之重大判斷及估算之主要來源與於截至二零零五年十二月三十一日止年度之財務報表相同。

5. 分部資料

主要呈報模式－業務分部

本集團將其業務劃分為下列各分部：

房地產發展及項目管理：	發展住宅及商用物業，以及提供建築項目管理服務。
專業建築：	設計、安裝及銷售幕牆、鋁窗、門類及防火物料。
物業租賃：	從出租物業賺取租金收入，並就長遠而言，自物業升值中獲取收益。
製造及貿易：	製造及買賣潤滑油及化工產品。
證券投資及買賣：	買賣及投資證券。

(未經審核)
截至六月三十日止六個月

	房地產發展及項目管理		專業建築		物業租賃		製造及貿易		證券投資及買賣		總額	
	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元
分部收入	5,856	6,540	128,692	39,883	6,834	5,761	29,144	25,957	5,788	393	176,314	78,534
分部業績	4,312	5,267	1,742	4,475	47,733(a)	19,550	2,221	422	2,907	1,321	58,915	31,035
未分配公司支出淨額											(10,933)	(12,678)
經營溢利											47,982	18,357
財務成本											(454)	(254)
所得稅											(167)	441
本期間溢利											47,361	18,544

(a) 包括投資物業重估收益約42,000,000港元(二零零五年六月三十日：14,701,000港元)。

6. 其他收入

	(未經審核) 截至六月三十日止六個月 二零零六年 千港元	二零零五年 千港元
出售物業、廠房及設備之收益	–	6,093
按公平值計算損益之財務資產的未變現收益	–	335
利息收入	794	822
其他	646	342
	1,440	7,592

7. 除稅前溢利

除稅前溢利已扣除／(計入)下列各項：

	(未經審核) 截至六月三十日止六個月 二零零六年 千港元	二零零五年 千港元
借貸利息	4,175	779
減：以資本化方式撥入發展中物業之借貸成本	(3,721)	(525)
	454	254
折舊	1,240	1,459
減：以資本化方式撥入發展中物業之折舊	(73)	(111)
	1,167	1,348
土地契約溢價之攤銷	1,050	904
減：以資本化方式撥入發展中物業之攤銷	(1,050)	(904)
	–	–
僱員福利支出(包括董事酬金)	17,106	13,755
陳舊存貨撥備／(撥備撥回)	106	(101)
售出存貨成本	15,808	16,001
應收款項減值撥備／(撥備撥回)	4,691	(1,444)
匯兌(收益)／虧損淨額	(516)	203
提供租金收入之投資物業所產生的其他經營開支	1,132	1,003
未能提供租金收入之投資物業所產生的其他經營開支	9	10

8. 所得稅

由於本集團於期內並無估計應課稅溢利，故並無就香港利得稅作出撥備(二零零五年六月三十日：無)。

海外溢利之稅項乃根據期內之估計應課稅溢利按本集團經營業務所在國家之現行稅率計算。

	(未經審核) 截至六月三十日止六個月 二零零六年 千港元	二零零五年 千港元
本期稅項		
－香港利得稅	–	–
－海外稅項	167	(393)
遞延稅項收入	–	(48)
所得稅支出／(撥回)	167	(441)

9. **每股盈利**

每股基本盈利之計算方法為將本公司股權持有人之應佔綜合溢利除以期內已發行普通股之加權平均數。

	(未經審核) 截至六月三十日止六個月 二零零六年	 二零零五年
本公司股權持有人之應佔溢利(*千港元*)	**47,361**	18,544
已發行普通股之加權平均數(*千股*)	**772,182**	772,182
每股基本盈利(*港仙*)	**6.13**	2.40

期內不存在具攤薄潛力之股份。

10. **股息**

董事議決不就截至二零零六年六月三十日止六個月派發中期股息(二零零五年六月三十日:無)。

11. **貿易及其他應收款項**

貿易及其他應收款項包括貿易及合約應收款項,其賬齡分析如下:

	(未經審核) 二零零六年 六月三十日 *千港元*	二零零五年 十二月三十一日 *千港元*
0至30日	**52,870**	40,924
31至60日	**13,957**	16,710
61至90日	**9,490**	6,898
90日以上	**38,922**	34,027
	115,239	98,559
減:應收款項減值撥備	**(20,567)**	(15,389)
	94,672	83,170

就貿易應收款項而言,本集團一般自發票日期起給予30日至60日信貸期予客戶。合約應收款項之信貸期會根據合約條款之規定而有所不同。

12. **貿易及其他應付款項**

貿易及其他應付款項包括貿易、票據及合約應付款項,其賬齡分析如下:

	(未經審核) 二零零六年 六月三十日 *千港元*	二零零五年 十二月三十一日 *千港元*
0至30日	**40,456**	25,617
31至60日	**12,468**	10,161
61至90日	**5,587**	3,821
90日以上	**60,689**	60,195
	119,200	99,794

13. **資本承擔**

	(未經審核) 二零零六年 六月三十日 *千港元*	二零零五年 十二月三十一日 *千港元*
有關發展中物業之已訂約但未撥備之承擔	**120,154**	275,890

管理層討論及分析

本集團於截至二零零六年六月三十日止六個月之綜合營業額為176,314,000港元(二零零五年六月三十日:78,534,000港元),較去年同期增長124.5%。

本集團於回顧期內錄得純利47,361,000港元(二零零五年六月三十日:18,544,000港元)。於截至二零零六年及二零零五年六月三十日止之六個月期間,本集團分別錄得42,000,000港元及14,701,000港元的投資物業重估收益。若撇除上述收益,本集團於期內之純利則為5,361,000港元(二零零五年六月三十日:3,843,000港元),增幅為39.5%。

董事議決不就截至二零零六年六月三十日止六個月派發中期股息(二零零五年六月三十日:無)。

下表詳列本集團各業務分部之營業額。

總營業額(按業務分部)

	截至六月三十日止六個月 二零零六年 *千港元*	 %	 二零零五年 *千港元*	 %	較去年同期 之變動 %
房地產發展及項目管理	**5,856**	**3.3**	6,540	8.3	**-10.5**
專業建築	**128,692**	**73.0**	39,883	50.8	**+222.7**
物業租賃	**6,834**	**3.9**	5,761	7.3	**+18.6**
製造及貿易	**29,144**	**16.5**	25,957	33.1	**+12.3**
證券投資及買賣	**5,788**	**3.3**	393	0.5	**+1,372.8**
總營業額	**176,314**	**100.0**	78,534	100.0	**+124.5**

房地產發展及項目管理業務

於截至二零零六年六月三十日止六個月,本集團之房地產發展及項目管理業務分別錄得5,856,000港元(二零零五年六月三十日:6,540,000港元)之營業額及4,312,000港元(二零零五年六月三十日:5,267,000港元)之分部溢利。

於二零零六年上半年,本集團之海天花園項目處於建築階段,而南京項目則在設計及規劃階段中,因此,本業務分部於回顧期內之營業額全數來自為中國廣州天河金海大廈(「**金海大廈**」)提供項目管理服務所帶來之收入。

海天花園項目
經過持續多年的努力，我們克服了修訂海天花園項目工程建築設計圖及聘用新的總承建商等挑戰，並於二零零六年上半年獲得海天花園項目主體建築之設計及施工許可證，海天花園項目的主體建築工程遂於期內全面展開。根據總承建商合約之條款及現時項目之施工進度，預計海天花園項目將可於二零零六年底達到領取預售許可證之條件。待許可證批出後，預計該項目可於二零零七年初開始預售。

根據我們就市場現況和政策趨勢的分析，以及本集團專業顧問的建議，我們已將海天花園項目定位為中國珠海頂級住宅項目。基於此發展策略，相信該項目將可對本集團帶來最大貢獻。海天花園項目為海景住宅發展項目，總樓面面積約八萬五千平方米，所有單位面積均大於九十平方米。我們已聘請了經驗豐富之房地產代理公司，協助進行該項目的推廣及銷售工作。

我們將繼續積極監控建築工程進度，嚴格控制成本及質量，並按實際需要完善市場推廣策略，以配合中國整體和珠海當地的經濟及市場情況和法規要求，確保該項目在預定時間內推出並帶來預期效果。我們相信海天花園項目將於來年成為本集團營業額及現金收入的主要來源。

南京項目
南京項目涉及一幅位於中國南京市江寧區科學園學四路以東學七路以北之地塊（「**該地塊**」）。該地塊約佔三十一萬平方米，預計發展完成後總樓面面積約為二十三萬八千平方米。

於二零零六年六月三十日，本集團就南京項目而成立負責該地塊房地產物業發展之合資公司（本集團將擁有該合資公司之71%權益，而該合資公司的合資夥伴（「**合資夥伴**」）將擁有其29%之權益）之部分所需先決條件尚未完成。本集團現正就合資夥伴之物業抵押條款細節作最後確定，預期合資公司能於短期內成立。

在確定合資公司各項細節之同時，本集團亦一直與合資夥伴就該地塊之發展進行準備工作，包括申請國有土地使用權證及進行項目總體規劃。本集團已於二零零六年五月支付該地塊最後一期地價款。

南京項目之開發現處於初步階段，發展進度如期。我們相信南京項目將繼海天花園項目後，成為本業務分部之主要收入來源。

項目管理服務
本集團於回顧期內為金海大廈的建築項目提供項目管理服務，施工工程已如期完成，現正進行各項專業檢測，而本集團所簽訂為金海大廈提供建築項目管理服務之服務合約亦已接近完結。本集團於該服務合約早期所獲得之基本服務酬金及花紅（「**總酬金**」）較高，因此令本集團於截至二零零六年六月三十日止六個月所確認之收入較去年同期相對為低。

該項目之大部分總酬金已作呈報，預計餘款可於二零零六年底前確認。隨著有關服務合約接近完結，我們將把現有之資源，逐漸投放於房地產發展及項目管理業務之其他範疇上，其中包括找尋新業務發展機會及推行現有房地產發展項目。

專業建築業務
本集團的專業建築業務包括於中國經營玻璃幕牆設計及施工業務之上海金橋瑞和裝飾工程有限公司（「**金橋瑞和**」），以及於中國及香港經營門類生產及安裝和噴塗工程之銀豐集團有限公司及其附屬公司（統稱「**銀豐**」）。專業建築業務於今年上半年整體表現有重大改善。

專業建築業務於期內之營業額為128,692,000港元（二零零五年六月三十日：39,883,000港元），較去年同期增長222.7%，而該業務之分部溢利為1,742,000港元（二零零五年六月三十日：虧損1,695,000港元（並未計入該業務分部因中國地方政府收回工廠所處土地而獲得出售物業、廠房及設備共6,170,000港元之一次性收益））。

於回顧期內，金橋瑞和錄得124,193,000港元之營業額，較去年同期之38,567,000港元，增長222.0%。鑑於其在上海有較優之市場地位，金橋瑞和已累積了一定數量之工程合約，足以保持其業務之持續增長。根據現時之工程合約及預期將會取得之新合約，我們相信金橋瑞和之財務表現將可在二零零六年持續穩定向好。

因股權及管理層重組，以及國內門業生產廠房遷址對銀豐所造成之業務影響已於二零零五年上半年結束，銀豐遂自此努力開拓新業務及加強內部管理。於回顧期內，銀豐之營業額為4,499,000港元（二零零五年六月三十日：1,316,000港元），較去年同期上升241.9%，銀豐於期內之營業額，約95.3%來自香港，而4.7%則來自中國。儘管銀豐的業務表現於回顧期內有所改善，惟其現時之業務量並未足以抵銷其固定營運成本。本集團現正致力重整銀豐之業務，作為加快改善銀豐業務表現之其中一項措施。本集團已於二零零六年上半年為銀豐增聘數位管理層成員，以加強其管理架構。我們並將密切監察銀豐的表現，在需要時採取進一步的管理措施。

物業租賃業務
本集團之物業租賃業務收入主要來自位於香港中環的東方有色大廈（「**該大廈**」）的辦公室租金收入。於回顧期內，該大廈保持97%（去年同期：90%）之平均租住率，租金收入增長令人滿意。

於二零零六年上半年，物業租賃業務之分部營業額為6,834,000港元，較去年同期的5,761,000港元增加18.6%，而該業務分部於計入重估收益前之溢利為5,733,000港元（二零零五年六月三十日：4,849,000港元），較去年同期增加18.2%。此業績乃由於該大廈於回顧期內享有較高的平均租住率及每呎平均租金所致。

隨著香港經濟持續好轉，我們預期市場對中環辦公室單位的需求將繼續增加。本集團已計劃於下半年為該大廈進行維修翻新工程，以提升該大廈的物業質素及租值，使該大廈能為本集團帶來穩定的收益和現金收入。

製造及貿易業務
本集團之製造及貿易業務包括由積架石油化工集團有限公司及其附屬公司（統稱「**積架**」）於中國及香港所經營之工業潤滑油生產及分銷業務。於二零零六年上半年，積架之營業額為29,144,000港元（二零零五年六月三十日：25,957,000港元），較上年度同期上升12.3%。上述營業額中的80.9%來自中國，其餘19.1%則來自香港及東南亞地區。於回顧期內，積架錄得分部溢利2,221,000港元（二零零五年六月三十日：422,000港元）。

積架之邊際利潤有所改善，乃因有關產品售價上升，加上積架透過提升及創新技術引入更高利潤之新產品改善產品組合，並從英國引進新生產技術提升生產效率及執行更嚴格監控成本的措施所致。

於回顧期內，積架產品之平均售價提升約20%，有效轉移因油價上升所引致之原材料成本增加。雖然產品價格上升減少了原有客戶對積架產品的需求，但積架卻於本年上半年成功開拓新客戶群，開拓如中國西南部等新市場，減低價格上升對積架產品需求下跌之影響。

積架將繼續致力進一步改善生產效率及擴大銷售量，以達致更高的成本效益。

證券投資及買賣
本集團之證券投資及買賣業務於二零零六年上半年錄得5,788,000港元（二零零五年六月三十日：393,000港元）之營業額，而該業務分部之溢利為2,907,000港元（二零零五年六月三十日：1,321,000港元），其主要來自出售財務資產。

業務策略

為配合業務策略，本集團於二零零六年上半年除積極擴展國內房地產發展項目外，亦努力鞏固其餘各項業務，使之在房地產發展項目能在營業額及現金收入作出貢獻前，為本集團帶來穩定的財務表現。本集團於期內：

- 已落實位於中國南京之房地產發展項目；
- 為銀豐增聘數位管理層成員，以加快業務改善速度；
- 利用作為主要國有企業中國五礦集團公司的海外上市附屬公司之優勢，積極於國內物色各類具潛力之業務機會；及
- 繼續嚴格監控營運開支。

於未來，本集團將持續鞏固非房地產發展及項目管理業務，並在房地產發展範疇及其他行業物色具發展潛力及盈利能力之業務機會，進一步提升本集團未來之業務表現。

展望

根據國家近期頒布有關規管內地房地產市場的政策，預料國內未來數年新建大面積住宅單位的供應量將會減少。然而，由於海天花園項目發展計劃在有關政策實施前已獲批准，故提供住宅單位面積逾九十平方米的海天花園項目將不受此限制，因此預期珠海區大面積住宅單位的供應量縮減將更有利於海天花園項目的市場推廣活動。儘管許多經濟評論員預期國務院或將再推出新的宏觀調控政策以進一步冷卻國內的房地產市場，我們對海天花園項目之前景仍保持審慎樂觀，並相信該項目未來將能為本集團帶來相當的營業額及現金收入。

「十一•五」規劃已於二零零六年於中國正式實施，目標為維持每年國內生產總值於7.5%之高水平，並於二零一零年前把人均國內生產總值提升至二零零零年之兩倍。中國經濟及房地產市場持續發展，預期人民幣將進一步升值而國內則將繼續推行宏觀調控政策，我們認為有關政策有利本集團於國內爭取更多具長遠發展前景的房地產發展項目。作為長期專注國內房地產業務的發展商，本集團對業務前景充滿信心。本集團將繼續審慎挑選發展項目，積極擴充本集團的房地產發展項目組合，使本集團的核心業務能逐步帶來穩健的營業額及現金收入增長。

在致力發展及鞏固現有業務的同時，本集團管理層將利用作為主要國有企業中國五礦集團公司的海外上市附屬公司之優勢，積極於國內物色如與環保及城市規劃概念相關並具潛力的發展項目。

流動資金及財務資源

於回顧期內，本集團主要透過從營運業務所帶來之現金流，以及由銀行及一間同系附屬公司的借款而獲得資金來源。本集團於二零零六年六月三十日持有現金及銀行存款（不包括已抵押存款）為95,003,000港元（二零零五年十二月三十一日：143,347,000港元），其中77.8%、19.4%及2.8%（二零零五年十二月三十一日：50.9%、18.1%及31.0%）分別以人民幣、港元及美元列值。

於二零零六年六月三十日，綜合借款（包括銀行及一間同系附屬公司借款）增加至201,465,000港元（二零零五年十二月三十一日：63,094,000港元），以應付本集團房地產發展項目資金需要。本集團之資本負債率（按借款總額與權益總額之比率）由二零零五年十二月三十一日之10.5%上升至29.8%。

於二零零六年六月三十日，以人民幣列值的借款為129,000,000元人民幣（二零零五年十二月三十一日：64,500,000元人民幣），餘下乃以港元列值之銀行借款76,180,000港元（二零零五年十二月三十一日：1,103,000港元）。本集團之所有借款均須於一年內清還及按浮動利率計息。截至二零零六年六月三十日止六個月，財務成本為454,000港元（二零零五年六月三十日：254,000港元）。本集團於二零零六年六月三十日尚未動用之銀行信貸額為98,871,000港元（二零零五年十二月三十一日：176,011,000港元）。

本集團於二零零六年六月三十日之資本承擔為120,154,000港元（二零零五年十二月三十一日：275,890,000港元）。該等承擔乃與發展中物業有關，並將由內部資金及借款滿足。

匯率波動風險

本集團大部份交易以港元、人民幣及美元列值，因此，本集團須面對人民幣之外匯風險，而涉及美元之外匯風險則甚微。鑑於預期之人民幣升值將對本集團位於中國之資產及來自中國之收入有正面影響，故本集團在截至二零零六年六月三十日止六個月內並無採取任何重大對沖或其他措施。於回顧期內，本集團並無面對任何有關外匯合約、利息或貨幣掉期或其他金融衍生工具之重大風險。

集團資產抵押

於二零零六年六月三十日，本集團將賬面值分別為278,299,000港元（二零零五年十二月三十一日：236,299,000港元）之投資物業及8,641,000港元（二零零五年十二月三十一日：8,753,000港元）之租賃土地及樓宇，以及47,473,000港元（二零零五年十二月三十一日：5,000,000港元）之銀行定期存款用作本集團一般銀行信貸之抵押品。

或然負債

於二零零六年六月三十日，本公司就若干附屬公司所獲銀行信貸額度向數間銀行提供194,983,000港元（二零零五年十二月三十一日：194,400,000港元）之企業擔保。於二零零六年六月三十日，已動用之信貸額度為96,112,000港元（二零零五年十二月三十一日：18,528,000港元）。

僱員

於二零零六年六月三十日，本集團共聘用464名僱員（包括董事）（二零零五年六月三十日：385名僱員）。截至二零零六年六月三十日止六個月，董事及本集團僱員之酬金及福利總額為17,106,000港元（二零零五年六月三十日：13,755,000港元）。本集團之薪酬政策與市場慣例一致。

有關購股權計劃之資料

於二零零三年五月二十九日，本公司採納了一項符合聯交所證券上市規則（「**上市規則**」）第17章規定之購股權計劃（「**該計劃**」）。

該計劃及尚未行使之購股權之詳情將載於本公司二零零六年中期報告內。

企業管治

審核委員會

本公司審核委員會由林濬先生、馬紹援先生及譚惠珠女士三名獨立非執行董事組成。審核委員會已審閱本集團截至二零零六年六月三十日止六個月之未經審核簡明綜合財務資料。此外，本公司之核數師羅兵咸永道會計師事務所亦已根據會計師公會頒布之核數準則第700號「審閱中期財務報告之委聘」審閱該等財務資料。

企業管治常規守則

董事認為，除了因遵循本公司註冊成立地方之法規而偏離上市規則附錄十四之企業管治常規守則第A.4.2條之守則條文外，本公司於截至二零零六年六月三十日止六個月一直遵守企業管治常規守則內之所有守則條文。

根據守則條文第A.4.2條，所有為填補臨時空缺而被委任之董事應在接受委任後之首次股東大會上接受重選，而每名董事（包括有指定任期之董事）應輪值告退，至少每三年一次。

本公司是根據私人公司法1991於百慕達註冊成立的，而根據該法例，主席及董事總經理毋須於股東週年大會上輪值告退。因此，根據本公司之公司章程細則，除主席及董事總經理外，每名董事（包括有指定任期之董事）須於股東週年大會上輪值告退，至少每三年一次。由董事會或本公司股東為填補臨時空缺而被委任或新增之董事均須在接受委任後之首次股東週年大會上接受重選。

據此，所有董事（主席及董事總經理除外）已根據本公司之公司章程細則於本公司二零零六年股東週年大會上輪值告退。

董事進行證券交易之守則

本公司已訂立了一套「本公司董事及相關僱員進行本公司證券交易之規則及程序」（「**證券交易守則**」）作為其指引，有關條文不比上市規則附錄10所載之上市發行人董事進行證券交易的標準守則之規定標準寬鬆。本公司已成立由兩名成員組成之指定委員會（「**指定委員會**」），專責接收由董事及本公司相關僱員發出之通知書，以及向彼等發出已列明日期之書面確認書。

根據證券交易守則，董事及本公司相關僱員在進行本公司證券交易前，必須事先知會任何一名指定委員會成員，並取得一份已列明日期之書面確認書，方可進行交易。而指定委員會成員在進行本公司證券交易前，必須事先知會另一名指定委員會成員，並取得一份已列明日期之書面確認書，方可進行交易。

本公司已向所有董事明確查詢及接獲各董事之確認書，確認彼於截至二零零六年六月三十日止六個月期間一直遵守證券交易守則。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於截至二零零六年六月三十日止六個月期間概無購買、出售或贖回本公司之上市證券。

董事會

於本公佈刊發日期，董事會由八名董事組成，即主席及非執行董事周中樞先生；執行董事王幸東先生、閻西川先生、錢文超先生及何小麗女士；及獨立非執行董事林濬先生、馬紹援先生及譚惠珠女士。

承董事會命
董事總經理
王幸東

香港，二零零六年八月二十八日
網址：http://www.onfem.com

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

截至二零零六年六月三十日止六個月
中期業績公佈

財務摘要

	二零零六年六月三十日 千港元	二零零五年六月三十日 千港元	變動百份比 %
營業額	**176,314**	78,534	**+124.5**
股權持有人應佔溢利	**47,361**	18,544	**+155.4**
每股盈利 *(港仙)*	**6.13**	2.40	**+155.4**

未經審核中期業績

東方有色集團有限公司(「**本公司**」)董事(「**董事**」)會現公佈本公司及其附屬公司(「**本集團**」)截至二零零六年六月三十日止六個月之未經審核中期業績，連同二零零五年同期之比較數字。中期簡明綜合財務資料並未經審核，但已由本公司之核數師羅兵咸永道會計師事務所根據香港會計師公會(「**會計師公會**」)頒布之核數準則第700號「審閱中期財務報告之委聘」予以審閱。

簡明綜合收益表

截至二零零六年六月三十日止六個月

	附註	(未經審核) 截至六月三十日止六個月 二零零六年 千港元	二零零五年 千港元
營業額	5	**176,314**	78,534
銷售成本		**(142,302)**	(54,651)
毛利		**34,012**	23,883
其他收入	6	**1,440**	7,592
銷售及分銷費用		**(5,911)**	(5,539)
行政開支		**(22,360)**	(21,267)
其他經營開支		**(1,199)**	(1,013)
投資物業重估收益		**42,000**	14,701
經營溢利		**47,982**	18,357
財務成本		**(454)**	(254)
除稅前溢利	7	**47,528**	18,103
所得稅	8	**(167)**	441
本期間溢利		**47,361**	18,544
歸屬於：			
本公司股權持有人		**47,361**	18,544
期間本公司股權持有人應佔之每股盈利 *(以港仙為單位)*			
一 基本及攤薄	9	**6.13**	2.40

* *僅供識別*

簡明綜合資產負債表
於二零零六年六月三十日

	附註	(未經審核) 二零零六年 六月三十日 千港元	二零零五年 十二月三十一日 千港元
資產			
非流動資產			
物業、廠房及設備		**15,307**	15,346
投資物業		**281,899**	239,899
商譽		**19,586**	19,383
可供出售財務資產		**55,440**	29,340
遞延稅項資產		**932**	932
應收保固金		**8,863**	4,539
其他資產		**333**	349
		382,360	309,788
流動資產			
存貨		**383,374**	214,796
貿易及其他應收款項	11	**159,919**	161,982
應收客戶之合約工程總額		**492**	744
按公平值透過損益列賬之財務資產		**–**	2,778
已抵押存款		**47,473**	5,000
現金及銀行存款		**95,003**	143,347
		686,261	528,647
資產總額		**1,068,621**	838,435
權益			
本公司股權持有人應佔之資本及儲備			
股本		**77,218**	77,218
儲備		**598,708**	522,816
權益總額		**675,926**	600,034
負債			
非流動負債			
遞延稅項負債		**105**	105
其他負債		**6,185**	7,220
		6,290	7,325
流動負債			
貿易及其他應付款項	12	**173,165**	157,600
當期應付稅項		**11,775**	10,382
短期借款		**201,465**	63,094
		386,405	231,076
負債總額		**392,695**	238,401
權益及負債總額		**1,068,621**	838,435
流動資產淨值		**299,856**	297,571
資產總額減流動負債		**682,216**	607,359

簡明綜合財務資料附註

1. **組織及業務**

本集團主要從事房地產發展及項目管理、專業建築、物業租賃、製造及貿易，以及證券投資及買賣業務。本集團之業務主要在兩個經濟區域經營。香港及澳門，以及中華人民共和國(除香港及澳門外)為本集團全部業務之主要市場，另有小部份收入來自其他國家。

本公司為一間在百慕達註冊成立之有限公司，並為一間投資控股公司。本公司在香港聯合交易所有限公司(「聯交所」)上市。

本簡明綜合財務資料以港幣千元列值(除非另有說明)。本簡明綜合財務資料已經由本公司之董事會於二零零六年八月二十八日批准刊發。

2. **編製基準及會計政策**

本簡明綜合財務資料乃根據會計師公會頒布之香港會計準則(「會計準則」)第34號「中期財務報告」編製，並應與截至二零零五年十二月三十一日止年度之財務報表一併閱讀。

編製本簡明綜合財務資料所採用之會計政策及計算方法與截至二零零五年十二月三十一日止年度之財務報表所列示者一致。

於二零零六年，本集團採納以下與其業務有關之會計準則修訂及新詮釋。

會計準則第19號(修定)	僱員福利－精算盈虧、集體計劃及披露
會計準則第21號(修定)	匯率變更之影響－於外國業務之投資淨額
會計準則第39號(修定)	金融工具：確認及計量－預計集團內公司間交易的現金流量對沖的會計處理
會計準則第39號(修定)	金融工具：確認及計量－選擇以公平值列賬
會計準則第39號及香港財務報告準則第4號(修定)	金融工具：確認及計量及保險合約－財務擔保合約
香港(國際財務報告準則詮釋委員會)詮釋第4號	釐定一項安排是否包含租賃

採納經修訂會計準則第19、21、39及香港財務報告準則第4號，以及新香港(國際財務報告準則詮釋委員會)詮釋第4號並未導致本集團之會計政策出現重大變動。

3. **財務風險因素及管理**

本集團在其日常業務過程中承受著外匯、信貸、流動資金及利率風險。本集團透過於截至二零零五年十二月三十一日止年度之財務報表所披露之財務管理政策及常規管理上述風險，尋求儘量減低其對本集團財務表現的潛在不利影響。

4. **關鍵會計估算及判斷**

編製財務報表時需要管理層作出影響應用會計政策及所呈報之資產及負債、收入及開支之判斷、估算及假設。實際結果可能與該等估算有差別。

除投資物業估計價值之變動，於編製本簡明綜合財務資料時，管理層於應用本集團之會計政策時作出之重大判斷及估算之主要來源與於截至二零零五年十二月三十一日止年度之財務報表相同。

5. **分部資料**

主要呈報模式－業務分部

本集團將其業務劃分為下列各分部：

房地產發展及項目管理：	發展住宅及商用物業，以及提供建築項目管理服務。
專業建築：	設計、安裝及銷售幕牆、鋁窗、門類及防火物料。
物業租賃：	從出租物業賺取租金收入，並就長遠而言，自物業升值中獲取收益。
製造及貿易：	製造及買賣潤滑油及化工產品。
證券投資及買賣：	買賣及投資證券。

(未經審核)
截至六月三十日止六個月

	房地產發展及項目管理		專業建築		物業租賃		製造及貿易		證券投資及買賣		總額	
	二零零六年 *千港元*	二零零五年 *千港元*	二零零六年 *千港元*	二零零五年 *千港元*	二零零六年 *千港元*	二零零五年 *千港元*	二零零六年 *千港元*	二零零五年 *千港元*	二零零六年 *千港元*	二零零五年 *千港元*	二零零六年 *千港元*	二零零五年 *千港元*
分部收入	5,856	6,540	128,692	39,883	6,834	5,761	29,144	25,957	5,788	393	176,314	78,534
分部業績	4,312	5,267	1,742	4,475	47,733(a)	19,550	2,221	422	2,907	1,321	58,915	31,035
未分配公司支出淨額											(10,933)	(12,678)
經營溢利											47,982	18,357
財務成本											(454)	(254)
所得稅											(167)	441
本期間溢利											47,361	18,544

(a) 包括投資物業重估收益約42,000,000港元（二零零五年六月三十日：14,701,000港元）。

6. **其他收入**

	(未經審核) 截至六月三十日止六個月 二零零六年 *千港元*	 二零零五年 *千港元*
出售物業、廠房及設備之收益	–	6,093
按公平值計算損益之財務資產的未變現收益	–	335
利息收入	794	822
其他	646	342
	1,440	7,592

7. **除稅前溢利**

除稅前溢利已扣除／(計入)下列各項：

	(未經審核) 截至六月三十日止六個月 二零零六年 *千港元*	 二零零五年 *千港元*
借貸利息	4,175	779
減：以資本化方式撥入發展中物業之借貸成本	(3,721)	(525)
	454	254
折舊	1,240	1,459
減：以資本化方式撥入發展中物業之折舊	(73)	(111)
	1,167	1,348
土地契約溢價之攤銷	1,050	904
減：以資本化方式撥入發展中物業之攤銷	(1,050)	(904)
	–	–
僱員福利支出(包括董事酬金)	17,106	13,755
陳舊存貨撥備／(撥備撥回)	106	(101)
售出存貨成本	15,808	16,001
應收款項減值撥備／(撥備撥回)	4,691	(1,444)
匯兌(收益)／虧損淨額	(516)	203
提供租金收入之投資物業所產生的其他經營開支	1,132	1,003
未能提供租金收入之投資物業所產生的其他經營開支	9	10

8. **所得稅**

由於本集團於期內並無估計應課稅溢利，故並無就香港利得稅作出撥備（二零零五年六月三十日：無）。

海外溢利之稅項乃根據期內之估計應課稅溢利按本集團經營業務所在國家之現行稅率計算。

	(未經審核) 截至六月三十日止六個月 二零零六年 *千港元*	 二零零五年 *千港元*
本期稅項		
－香港利得稅	–	–
－海外稅項	167	(393)
遞延稅項收入	–	(48)
所得稅支出／(撥回)	167	(441)

9. **每股盈利**

每股基本盈利之計算方法為將本公司股權持有人之應佔綜合溢利除以期內已發行普通股之加權平均數。

	(未經審核) 截至六月三十日止六個月 二零零六年	二零零五年
本公司股權持有人之應佔溢利(*千港元*)	**47,361**	18,544
已發行普通股之加權平均數(*千股*)	**772,182**	772,182
每股基本盈利(*港仙*)	**6.13**	2.40

期內不存在具攤薄潛力之股份。

10. **股息**

董事議決不就截至二零零六年六月三十日止六個月派發中期股息(二零零五年六月三十日:無)。

11. **貿易及其他應收款項**

貿易及其他應收款項包括貿易及合約應收款項,其賬齡分析如下:

	(未經審核) 二零零六年 六月三十日 *千港元*	二零零五年 十二月三十一日 *千港元*
0至30日	**52,870**	40,924
31至60日	**13,957**	16,710
61至90日	**9,490**	6,898
90日以上	**38,922**	34,027
	115,239	98,559
減:應收款項減值撥備	**(20,567)**	(15,389)
	94,672	83,170

就貿易應收款項而言,本集團一般自發票日期起給予30日至60日信貸期予客戶。合約應收款項之信貸期會根據合約條款之規定而有所不同。

12. **貿易及其他應付款項**

貿易及其他應付款項包括貿易、票據及合約應付款項,其賬齡分析如下:

	(未經審核) 二零零六年 六月三十日 *千港元*	二零零五年 十二月三十一日 *千港元*
0至30日	**40,456**	25,617
31至60日	**12,468**	10,161
61至90日	**5,587**	3,821
90日以上	**60,689**	60,195
	119,200	99,794

13. **資本承擔**

	(未經審核) 二零零六年 六月三十日 *千港元*	二零零五年 十二月三十一日 *千港元*
有關發展中物業之已訂約但未撥備之承擔	**120,154**	275,890

管理層討論及分析

本集團於截至二零零六年六月三十日止六個月之綜合營業額為176,314,000港元(二零零五年六月三十日:78,534,000港元),較去年同期增長124.5%。

本集團於回顧期內錄得純利47,361,000港元(二零零五年六月三十日:18,544,000港元)。於截至二零零六年及二零零五年六月三十日止之六個月期間,本集團分別錄得42,000,000港元及14,701,000港元的投資物業重估收益。若撇除上述收益,本集團於期內之純利則為5,361,000港元(二零零五年六月三十日:3,843,000港元),增幅為39.5%。

董事議決不就截至二零零六年六月三十日止六個月派發中期股息(二零零五年六月三十日:無)。

下表詳列本集團各業務分部之營業額。

總營業額(按業務分部)

	截至六月三十日止六個月 二零零六年 *千港元*	%	二零零五年 *千港元*	%	較去年同期之變動 %
房地產發展及項目管理	**5,856**	**3.3**	6,540	8.3	**-10.5**
專業建築	**128,692**	**73.0**	39,883	50.8	**+222.7**
物業租賃	**6,834**	**3.9**	5,761	7.3	**+18.6**
製造及貿易	**29,144**	**16.5**	25,957	33.1	**+12.3**
證券投資及買賣	**5,788**	**3.3**	393	0.5	**+1,372.8**
總營業額	**176,314**	**100.0**	78,534	100.0	**+124.5**

房地產發展及項目管理業務

於截至二零零六年六月三十日止六個月,本集團之房地產發展及項目管理業務分別錄得5,856,000港元(二零零五年六月三十日:6,540,000港元)之營業額及4,312,000港元(二零零五年六月三十日:5,267,000港元)之分部溢利。

於二零零六年上半年,本集團之海天花園項目處於建築階段,而南京項目則在設計及規劃階段中,因此,本業務分部於回顧期內之營業額全數來自為中國廣州天河金海大廈(「**金海大廈**」)提供項目管理服務所帶來之收入。

海天花園項目
經過持續多年的努力，我們克服了修訂海天花園項目工程建築設計圖及聘用新的總承建商等挑戰，並於二零零六年上半年獲得海天花園項目主體建築之設計及施工許可證，海天花園項目的主體建築工程遂於期內全面展開。根據總承建商合約之條款及現時項目之施工進度，預計海天花園項目將可於二零零六年底達到領取預售許可證之條件。待許可證批出後，預計該項目可於二零零七年初開始預售。

根據我們就市場現況和政策趨勢的分析，以及本集團專業顧問的建議，我們已將海天花園項目定位為中國珠海頂級住宅項目。基於此發展策略，相信該項目將可對本集團帶來最大貢獻。海天花園項目為海景住宅發展項目，總樓面面積約八萬五千平方米，所有單位面積均大於九十平方米。我們已聘請了經驗豐富之房地產代理公司，協助進行該項目的推廣及銷售工作。

我們將繼續積極監控建築工程進度，嚴格控制成本及質量，並按實際需要完善市場推廣策略，以配合中國整體和珠海當地的經濟及市場情況和法規要求，確保該項目在預定時間內推出並帶來預期效果。我們相信海天花園項目將於來年成為本集團營業額及現金收入的主要來源。

南京項目
南京項目涉及一幅位於中國南京市江寧區科學園學四路以東學七路以北之地塊（「**該地塊**」）。該地塊約佔三十一萬平方米，預計發展完成後總樓面面積約為二十三萬八千平方米。

於二零零六年六月三十日，本集團就南京項目而成立負責該地塊房地產物業發展之合資公司（本集團將擁有該合資公司之71%權益，而該合資公司的合資夥伴（「**合資夥伴**」）將擁有其29%之權益）之部分所需先決條件尚未完成。本集團現正就合資夥伴之物業抵押條款細節作最後確定，預期合資公司能於短期內成立。

在確定合資公司各項細節之同時，本集團亦一直與合資夥伴就該地塊之發展進行準備工作，包括申請國有土地使用權證及進行項目總體規劃。本集團已於二零零六年五月支付該地塊最後一期地價款。

南京項目之開發現處於初步階段，發展進度如期。我們相信南京項目將繼海天花園項目後，成為本業務分部之主要收入來源。

項目管理服務
本集團於回顧期內為金海大廈的建築項目提供項目管理服務，施工工程已如期完成，現正進行各項專業檢測，而本集團所簽訂為金海大廈提供建築項目管理服務之服務合約亦已接近完結。本集團於該服務合約早期所獲得之基本服務酬金及花紅（「**總酬金**」）較高，因此令本集團於截至二零零六年六月三十日止六個月所確認之收入較去年同期相對為低。

該項目之大部分總酬金已作呈報，預計餘款可於二零零六年底前確認。隨著有關服務合約接近完結，我們將把現有之資源，逐漸投放於房地產發展及項目管理業務之其他範疇上，其中包括找尋新業務發展機會及推行現有房地產發展項目。

專業建築業務
本集團的專業建築業務包括於中國經營玻璃幕牆設計及施工業務之上海金橋瑞和裝飾工程有限公司（「**金橋瑞和**」），以及於中國及香港經營門類生產及安裝和噴塗工程之銀豐集團有限公司及其附屬公司（統稱「**銀豐**」）。專業建築業務於今年上半年整體表現有重大改善。

專業建築業務於期內之營業額為128,692,000港元（二零零五年六月三十日：39,883,000港元），較去年同期增長222.7%，而該業務之分部溢利為1,742,000港元（二零零五年六月三十日：虧損1,695,000港元（並未計入該業務分部因中國地方政府收回工廠所處土地而獲得出售物業、廠房及設備共6,170,000港元之一次性收益））。

於回顧期內，金橋瑞和錄得124,193,000港元之營業額，較去年同期之38,567,000港元，增長222.0%。鑑於其在上海有較優之市場地位，金橋瑞和已累積了一定數量之工程合約，足以保持其業務之持續增長。根據現時之工程合約及預期將會取得之新合約，我們相信金橋瑞和之財務表現將可在二零零六年持續穩定向好。

因股權及管理層重組，以及國內門業生產廠房遷址對銀豐所造成之業務影響已於二零零五年上半年結束，銀豐遂自此努力開拓新業務及加強內部管理。於回顧期內，銀豐之營業額為4,499,000港元（二零零五年六月三十日：1,316,000港元），較去年同期上升241.9%，銀豐於期內之營業額，約95.3%來自香港，而4.7%則來自中國。儘管銀豐的業務表現於回顧期內有所改善，惟其現時之業務量並未足以抵銷其固定營運成本。本集團現正致力重整銀豐之業務，作為加快改善銀豐業務表現之其中一項措施。本集團已於二零零六年上半年為銀豐增聘數位管理層成員，以加強其管理架構。我們並將密切監察銀豐的表現，在需要時採取進一步的管理措施。

物業租賃業務
本集團之物業租賃業務收入主要來自位於香港中環的東方有色大廈（「**該大廈**」）的辦公室租金收入。於回顧期內，該大廈保持97%（去年同期：90%）之平均租住率，租金收入增長令人滿意。

於二零零六年上半年，物業租賃業務之分部營業額為6,834,000港元，較去年同期的5,761,000港元增加18.6%，而該業務分部於計入重估收益前之溢利為5,733,000港元（二零零五年六月三十日：4,849,000港元），較去年同期增加18.2%。此業績乃由於該大廈於回顧期內享有較高的平均租住率及每呎平均租金所致。

隨著香港經濟持續好轉，我們預期市場對中環辦公室單位的需求將繼續增加。本集團已計劃於下半年為該大廈進行維修翻新工程，以提升該大廈的物業質素及租值，使該大廈能為本集團帶來穩定的收益和現金收入。

製造及貿易業務
本集團之製造及貿易業務包括由積架石油化工集團有限公司及其附屬公司（統稱「**積架**」）於中國及香港所經營之工業潤滑油生產及分銷業務。於二零零六年上半年，積架之營業額為29,144,000港元（二零零五年六月三十日：25,957,000港元），較上年度同期上升12.3%。上述營業額中的80.9%來自中國，其餘19.1%則來自香港及東南亞地區。於回顧期內，積架錄得分部溢利2,221,000港元（二零零五年六月三十日：422,000港元）。

積架之邊際利潤有所改善，乃因有關產品售價上升，加上積架透過提升及創新技術引入更高利潤之新產品改善產品組合，並從英國引進新生產技術提升生產效率及執行更嚴格監控成本的措施所致。

於回顧期內，積架產品之平均售價提升約20%，有效轉移因油價上升所引致之原材料成本增加。雖然產品價格上升減少了原有客戶對積架產品的需求，但積架卻於本年上半年成功開拓新客戶群，開拓如中國西南部等新市場，減低價格上升對積架產品需求下跌之影響。

積架將繼續致力進一步改善生產效率及擴大銷售量，以達致更高的成本效益。

證券投資及買賣
本集團之證券投資及買賣業務於二零零六年上半年錄得5,788,000港元（二零零五年六月三十日：393,000港元）之營業額，而該業務分部之溢利為2,907,000港元（二零零五年六月三十日：1,321,000港元），其主要來自出售財務資產。

業務策略

為配合業務策略，本集團於二零零六年上半年除積極擴展國內房地產發展項目外，亦努力鞏固其餘各項業務，使之在房地產發展項目能在營業額及現金收入作出貢獻前，為本集團帶來穩定的財務表現。本集團於期內：

- 已落實位於中國南京之房地產發展項目；
- 為銀豐增聘數位管理層成員，以加快業務改善速度；
- 利用作為主要國有企業中國五礦集團公司的海外上市附屬公司之優勢，積極於國內物色各類具潛力之業務機會；及
- 繼續嚴格監控營運開支。

於未來，本集團將持續鞏固非房地產發展及項目管理業務，並在房地產發展範疇及其他行業物色具發展潛力及盈利能力之業務機會，進一步提升本集團未來之業務表現。

展望

根據國家近期頒布有關規管內地房地產市場的政策，預料國內未來數年新建大面積住宅單位的供應量將會減少。然而，由於海天花園項目發展計劃在有關政策實施前已獲批准，故提供住宅單位面積逾九十平方米的海天花園項目將不受此限制，因此預期珠海區大面積住宅單位的供應量縮減將更有利於海天花園項目的市場推廣活動。儘管許多經濟評論員預期國務院或將再推出新的宏觀調控政策以進一步冷卻國內的房地產市場，我們對海天花園項目之前景仍保持審慎樂觀，並相信該項目未來將能為本集團帶來相當的營業額及現金收入。

「十一•五」規劃已於二零零六年於中國正式實施，目標為維持每年國內生產總值於7.5%之高水平，並於二零一零年前把人均國內生產總值提升至二零零零年之兩倍。中國經濟及房地產市場持續發展，預期人民幣將進一步升值而國內則將繼續推行宏觀調控政策，我們認為有關政策有利本集團於國內爭取更多具長遠發展前景的房地產發展項目。作為長期專注國內房地產業務的發展商，本集團對業務前景充滿信心。本集團將繼續審慎挑選發展項目，積極擴充本集團的房地產發展項目組合，使本集團的核心業務能逐步帶來穩健的營業額及現金收入增長。

在致力發展及鞏固現有業務的同時，本集團管理層將利用作為主要國有企業中國五礦集團公司的海外上市附屬公司之優勢，積極於國內物色如與環保及城市規劃概念相關並具潛力的發展項目。

流動資金及財務資源

於回顧期內，本集團主要透過從營運業務所帶來之現金流，以及由銀行及一間同系附屬公司的借款而獲得資金來源。本集團於二零零六年六月三十日持有現金及銀行存款（不包括已抵押存款）為95,003,000港元（二零零五年十二月三十一日：143,347,000港元），其中77.8%、19.4%及2.8%（二零零五年十二月三十一日：50.9%、18.1%及31.0%）分別以人民幣、港元及美元列值。

於二零零六年六月三十日，綜合借款（包括銀行及一間同系附屬公司借款）增加至201,465,000港元（二零零五年十二月三十一日：63,094,000港元），以應付本集團房地產發展項目資金需要。本集團之資本負債率（按借款總額與權益總額之比率）由二零零五年十二月三十一日之10.5%上升至29.8%。

於二零零六年六月三十日，以人民幣列值的借款為129,000,000元人民幣（二零零五年十二月三十一日：64,500,000元人民幣），餘下乃以港元列值之銀行借款76,180,000港元（二零零五年十二月三十一日：1,103,000港元）。本集團之所有借款均須於一年內清還及按浮動利率計息。截至二零零六年六月三十日止六個月，財務成本為454,000港元（二零零五年六月三十日：254,000港元）。本集團於二零零六年六月三十日尚未動用之銀行信貸額為98,871,000港元（二零零五年十二月三十一日：176,011,000港元）。

本集團於二零零六年六月三十日之資本承擔為120,154,000港元（二零零五年十二月三十一日：275,890,000港元）。該等承擔乃與發展中物業有關，並將由內部資金及借款滿足。

匯率波動風險

本集團大部份交易以港元、人民幣及美元列值，因此，本集團須面對人民幣之外匯風險，而涉及美元之外匯風險則甚微。鑑於預期之人民幣升值將對本集團位於中國之資產及來自中國之收入有正面影響，故本集團在截至二零零六年六月三十日止六個月內並無採取任何重大對沖或其他措施。於回顧期內，本集團並無面對任何有關外匯合約、利息或貨幣掉期或其他金融衍生工具之重大風險。

集團資產抵押

於二零零六年六月三十日，本集團將賬面值分別為278,299,000港元（二零零五年十二月三十一日：236,299,000港元）之投資物業及8,641,000港元（二零零五年十二月三十一日：8,753,000港元）之租賃土地及樓宇，以及47,473,000港元（二零零五年十二月三十一日：5,000,000港元）之銀行定期存款用作本集團一般銀行信貸之抵押品。

或然負債

於二零零六年六月三十日，本公司就若干附屬公司所獲銀行信貸額度向數間銀行提供194,983,000港元（二零零五年十二月三十一日：194,400,000港元）之企業擔保。於二零零六年六月三十日，已動用之信貸額度為96,112,000港元（二零零五年十二月三十一日：18,528,000港元）。

僱員

於二零零六年六月三十日，本集團共聘用464名僱員（包括董事）（二零零五年六月三十日：385名僱員）。截至二零零六年六月三十日止六個月，董事及本集團僱員之酬金及福利總額為17,106,000港元（二零零五年六月三十日：13,755,000港元）。本集團之薪酬政策與市場慣例一致。

有關購股權計劃之資料

於二零零三年五月二十九日，本公司採納了一項符合聯交所證券上市規則（「**上市規則**」）第17章規定之購股權計劃（「**該計劃**」）。

該計劃及尚未行使之購股權之詳情將載於本公司二零零六年中期報告內。

企業管治

審核委員會

本公司審核委員會由林濬先生、馬紹援先生及譚惠珠女士三名獨立非執行董事組成。審核委員會已審閱本集團截至二零零六年六月三十日止六個月之未經審核簡明綜合財務資料。此外，本公司之核數師羅兵咸永道會計師事務所亦已根據會計師公會頒布之核數準則第700號「審閱中期財務報告之委聘」審閱該等財務資料。

企業管治常規守則

董事認為，除了因遵循本公司註冊成立地方之法規而偏離上市規則附錄十四之企業管治常規守則第A.4.2條之守則條文外，本公司於截至二零零六年六月三十日止六個月一直遵守企業管治常規守則內之所有守則條文。

根據守則條文第A.4.2條，所有為填補臨時空缺而被委任之董事應在接受委任後之首次股東大會上接受重選，而每名董事（包括有指定任期之董事）應輪值告退，至少每三年一次。

本公司是根據私人公司法1991於百慕達註冊成立的，而根據該法例，主席及董事總經理毋須於股東週年大會上輪值告退。因此，根據本公司之公司章程細則，除主席及董事總經理外，每名董事（包括有指定任期之董事）須於股東週年大會上輪值告退，至少每三年一次。由董事會或本公司股東為填補臨時空缺而被委任或新增之董事均須在接受委任後之首次股東週年大會上接受重選。

據此，所有董事（主席及董事總經理除外）已根據本公司之公司章程細則於本公司二零零六年股東週年大會上輪值告退。

董事進行證券交易之守則

本公司已訂立了一套「本公司董事及相關僱員進行本公司證券交易之規則及程序」（「**證券交易守則**」）作為其指引，有關條文不比上市規則附錄10所載之上市發行人董事進行證券交易的標準守則之規定標準寬鬆。本公司已成立由兩名成員組成之指定委員會（「**指定委員會**」），專責接收由董事及本公司相關僱員發出之通知書，以及向彼等發出已列明日期之書面確認書。

根據證券交易守則，董事及本公司相關僱員在進行本公司證券交易前，必須事先知會任何一名指定委員會成員，並取得一份已列明日期之書面確認書，方可進行交易。而指定委員會成員在進行本公司證券交易前，必須事先知會另一名指定委員會成員，並取得一份已列明日期之書面確認書，方可進行交易。

本公司已向所有董事明確查詢及接獲各董事之確認書，確認彼於截至二零零六年六月三十日止六個月期間一直遵守證券交易守則。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於截至二零零六年六月三十日止六個月期間概無購買、出售或贖回本公司之上市證券。

董事會

於本公佈刊發日期，董事會由八名董事組成，即主席及非執行董事周中樞先生；執行董事王幸東先生、閻西川先生、錢文超先生及何小麗女士；及獨立非執行董事林濬先生、馬紹援先生及譚惠珠女士。

承董事會命
董事總經理
王幸東

香港，二零零六年八月二十八日
網址：http://www.onfem.com